Exhibit 99.2

Consolidated Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

Years ended December 31, 2010, 2009 and 2008

Deloitte & Touche LLP Brookfield Place 181 Bay Street Suite 1400 Toronto ON M5J 2V1 Canada Tel: 416-601-6150 Fax: 416-601-6610 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of

HudBay Minerals Inc.

We have audited the accompanying consolidated financial statements of HudBay Minerals Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of earnings, retained earnings, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2010, and the notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of HudBay Minerals Inc. and subsidiaries as at December 31, 2010 and December 31, 2009 and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Independent Registered Chartered Accountants

Licensed Public Accountants

March 9, 2011

Toronto, Canada

HUDBAY MINERALS INC.

Consolidated Balance Sheets

(in thousands of Canadian dollars)

As at December 31

	2010	2009

Assets

Current assets
Cash and cash equivalents (note 4)	$901,693	$886,814
Accounts receivable	78,168	40,187
Income taxes receivable	99	15,313
Inventories (note 5)	121,694	131,128
Prepaid expenses and other current assets	9,992	7,990
Future income and mining tax assets (note 13b)	15,431	23,152
Current portion of fair value of derivatives (note 18c)	3,813	1,106

	1,130,890	1,105,690
Property, plant and equipment (note 7)	906,906	818,634
Available-for-sale investments	104,990	27,249
Other assets (note 8)	30,300	81,113

	$2,173,086	$2,032,686

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities	$139,480	$119,738
Taxes payable	33,088	—
Current portion of other liabilities (note 9)	55,800	40,228

	228,368	159,966
Pension obligations (note 10)	2,604	516
Other employee future benefits and stock-based compensation (note 11)	90,439	81,287
Asset retirement obligations (note 12)	58,915	49,133
Future income tax liabilities (note 13b)	42,146	34,927
Fair value of derivatives (note 18c)	1,633	7,068

	424,105	332,897

Equity
Share capital (note 14b)	629,861	644,127
Contributed surplus (note 14f)	24,205	26,717
Retained earnings (note 2b)	1,043,516	1,021,195
Accumulated other comprehensive income (note 15)	41,697	6,445

	1,739,279	1,698,484
Non-controlling interests (note 16)	9,702	1,305

	1,748,981	1,699,789

	$2,173,086	$2,032,686

Commitments, Contingencies and Subsequent Event (note 19, 20 and 24)

On behalf of the Board:

“J. Bruce Barraclough”	Director	“Alan R. Hibben”	Director

HUDBAY MINERALS INC.

Consolidated Statements of Earnings

(in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31 2010, 2009 and 2008

	2010	2009	2008

Revenue (note 22)	$778,818	$720,722	$981,894

Expenses
Operating	451,106	506,275	686,664
Depreciation and amortization	103,399	100,731	88,295
General and administrative	28,132	44,176	30,578
Stock-based compensation (note 14e)	6,511	4,692	11,952
Accretion of asset retirement obligations (note 12)	4,352	4,488	3,847
Foreign exchange loss (gain)	8,477	17,752	(42,348)

	601,977	678,114	778,988

Earnings before the following:	176,841	42,608	202,906

Exploration	(29,822)	(7,609)	(25,583)
Interest and other income (note 23)	8,323	107,386	26,217
Gain (loss) on derivative instruments	2,763	(917)	(589)
Asset impairment losses (note 6)	—	—	(30,433)
Share of income of equity investee	—	—	(3,915)

Earnings before tax	158,105	141,468	168,603
Tax expense (note 13a)	88,067	28,988	96,123

Net earnings	$70,038	$112,480	$72,480

Net earnings attributable to:
Shareholders of the Company	$72,985	$112,440	$72,947
Non-controlling interests	(2,947)	40	(467)

Net earnings	$70,038	$112,480	$72,480

Earnings per share:
Basic	$0.48	$0.73	$0.53
Diluted	$0.48	$0.73	$0.53

Weighted average number of common shares outstanding (note 14g):
Basic	150,636,835	153,460,823	135,902,627
Diluted	151,336,399	154,067,282	136,713,080

HUDBAY MINERALS INC.

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

Years ended December 31 2010, 2009 and 2008

	2010	2009	2008

Cash provided by (used in):

Operating activities
Net earnings	$70,038	$112,480	$72,480
Reclamation payments	(2,764)	(1,685)	(1,133)
Items not affecting cash:
Depreciation and amortization	103,399	100,731	88,295
Stock-based compensation (note 14e)	6,336	4,692	11,952
Accretion on asset retirement obligations (note 12)	4,352	4,488	3,847
Foreign exchange loss	2,826	9,868	(19,298)
Change in fair value of derivatives	(1,421)	74	(2,553)
Asset impairment losses (note 6)	—	—	30,433
Future tax expense (note 13a)	21,881	2,218	49,365
Net gains reclassified from OCI (note 15)	(5,429)	(107,956)	(843)
Share of income of equity investee	—	—	3,915
Other	632	(398)	(2,205)
Change in non-cash working capital (note 21a)	55,740	(18,318)	12,451

	255,590	106,194	246,706

Investing activities
Additions to property, plant and equipment	(167,642)	(99,948)	(144,717)
Additions to computer software	(4,691)	(1,966)	—
Purchase of short-term investments	—	—	(602,824)
Sale of short-term investments	—	478,941	123,883
Proceeds from sale of investments	8,051	235,704	—
Purchase of other non-current investments	(52,619)	(3,945)	(240,414)
Release of cash held in trust	—	3,885	—
Release of (additions to) restricted cash	54,626	(48,462)	—
Cash acquired with acquisition of HMI Nickel	—	—	130,747

	(162,275)	564,209	(733,325)

Financing activities
Repayment of loans payable and senior secured notes	—	(3,764)	(7,500)
Repayment of obligations under capital leases	—	(511)	(4,470)
Repurchase of common shares (note 14b)	(63,294)	(5,000)	(53,291)
Prepaid financing costs	(2,668)	—	—
Dividends paid (note 14b)	(14,901)	—	—
Proceeds on exercise of stock options	5,253	9,393	622
	(75,610)	118	(64,639)

Effect of exchange rate changes on cash and cash equivalents	(2,826)	(9,434)	19,411

Change in cash and cash equivalents	14,879	661,087	(531,847)
Cash and cash equivalents, beginning of year	886,814	225,727	757,574

Cash and cash equivalents, end of year (note 4)	$901,693	$886,814	$225,727

For supplemental information, see note 21.

HUDBAY MINERALS INC.

Consolidated Statements of Retained Earnings

(in thousands of Canadian dollars)

Years ended December 31 2010, 2009 and 2008

	2010	2009	2008

Retained earnings as reported, beginning of year	$1,025,060	$912,289	$868,857
Accounting adjustments for error (note 2b)	(3,865)	(3,534)	(3,128)

Balance, beginning of year, after adjustments	1,021,195	908,755	865,729

Net earnings attributable to shareholders	72,985	112,440	72,947
Share repurchases (note 14b)	(35,763)	—	(29,921)
Dividends paid (note 14b)	(14,901)	—	—

Retained earnings, end of year	$1,043,516	$1,021,195	$908,755

Consolidated Statements of Comprehensive Income

(in thousands of Canadian dollars)

Years ended December 31 2010, 2009 and 2008

	2010	2009	2008

Net earnings for the year	$70,038	$112,480	$72,480

Other comprehensive income (loss), net of tax (note 15):
Cash flow hedges	5,271	(6,212)	13,029
Amounts reclassified to earnings on realization of cash flow hedges	(2,252)	(5,715)	(657)
Net gains (losses) on available-for-sale investments	33,700	116,699	(28,680)
Amounts reclassified to earnings on impairment of available-for-sale investments	—	—	3,189
Amounts reclassified to earnings on disposal of available-for-sale investments	(1,467)	(79,970)	—
Currency translation adjustments	—	(23)	186

Other comprehensive income (loss)	35,252	24,779	(12,933)

Comprehensive income	$105,290	$137,259	$59,547

Comprehensive income (loss) attributable to:
Shareholders of the Company	$108,237	$137,219	$60,014
Non-controlling interests	(2,947)	40	(467)

Comprehensive income	$105,290	$137,259	$59,547

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

1.	Nature of business

HudBay Minerals Inc. (the “Company” or “HudBay”) is a Canadian diversified mining company governed by the Canada Business Corporations Act with assets in North and Central America. Through its subsidiaries, HudBay owns copper/zinc/gold mines, ore concentrators and zinc production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario and a nickel project in Guatemala. HudBay produces copper concentrate (containing copper, gold and silver), zinc metal and zinc oxide. HudBay’s shares are listed on the Toronto and New York stock exchanges under the symbol “HBM”.

2.	Significant accounting policies

(a)	Basis of presentation:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are presented in Canadian dollars (unless otherwise specified).

These consolidated financial statements include the financial statements of the Company, all of its subsidiaries, and the proportionate share of the assets and liabilities of any joint ventures in which the Company shares joint control and any variable interest entities in which the Company is the primary beneficiary. The Company’s significant subsidiaries include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited, White Pine Copper Refinery Inc., HudBay Marketing & Sales Inc., HMI Nickel Inc. (“HMI Nickel”), St. Lawrence Zinc Company LLC (“St. Lawrence”), Zochem Inc., HudBay Michigan Inc. and HudBay Metal Marketing Inc. Compañía Guatemalteca de Níquel, S.A. (“CGN”) is a 98.2%-owned subsidiary of HMI Nickel.

(b)	Accounting adjustments:

In 2010, the Company adjusted the following errors pertaining to prior periods: an under-accrual of $4,479 of certain royalty obligations that arose prior to 2008 and related under-accruals of $581 and $474 in 2008 and 2009, respectively. A tax recovery related to the royalty obligation of $1,351, $175 and $143 was recorded for the 2007, 2008 and 2009 years, respectively. These errors were corrected by decreasing opening retained earnings in the Company’s fiscal 2008 financial statements, and increasing operating expenses and reducing tax expense in the 2008 and 2009 financial statements. These errors were not material to the periods to which they relate, either individually or in the aggregate.

(c)	Use of estimates:

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management’s judgment is applied include ore reserve determinations used in amortization of certain property, plant and equipment, in-process inventory quantities and provision for inventory obsolescence, cost allocations for inventory, plant and equipment estimated economic lives and salvage values, assessment of impairment, ultimate realization of capitalized exploration costs, cost allocations for mine development, fair value of certain assets and liabilities, purchase price allocations, contingent liabilities, future income and mining tax assets and valuation reserves, interpretation of tax legislation, allocation of revenue and costs to non-Manitoba sourced ore for the purpose of computing Manitoba mining taxes payable, asset retirement obligations, stock-based compensation, pension obligations and other employee future benefits. Actual results could differ from those estimates by material amounts. These estimates are reviewed at least annually, and changes in estimates are reported in earnings in the period in which they became known.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(d)	Translation of foreign currencies:

The Company’s reporting currency is the Canadian dollar.

Monetary assets and liabilities are translated at year-end exchange rates, and non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at monthly average exchange rates approximating those in effect at the transaction dates. Gains and losses on translation of monetary assets and monetary liabilities are reflected in earnings. Foreign currency gains and losses on available-for-sale financial assets and hedging items in effective cash flow or net investment hedges of foreign exchange risk are recorded in other comprehensive income (“OCI”).

The assets and liabilities of self-sustaining foreign operations are translated at year-end exchange rates, and revenue and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in accumulated other comprehensive income (“AOCI”) until they are realized by a reduction in the investment.

The monetary assets and liabilities of integrated foreign operations are translated at year-end exchange rates, whereas non-monetary items are translated at historical rates. Revenues and expenses are translated at monthly exchange rates, with the exception of accretion, depreciation and amortization, which are translated at historical rates. Differences arising from these foreign currency translations are recorded in foreign exchange loss (gain).

(e)	Revenue recognition:

Sales are recognized and revenue is recorded at market prices when title and the rights and obligations of ownership pass to the customer, collection is reasonably assured and the price is reasonably determinable.

Under the terms of contracts with independent companies, the Company’s concentrate and certain other sales are “provisionally priced”. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. Revenues are recognized when title passes to the customers, using forward prices to estimate the fair value of the total consideration receivable. At each reporting date, the fair value of the final sales price adjustment is re-estimated, and changes in fair value, metal weights and assays are recognized as adjustments to revenue.

The Company recognizes deferred revenue in the event it receives payments from customers before a sale meets criteria for revenue recognition. Deferred revenue is presented within current liabilities.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(f)	Cash and cash equivalents:

Cash and cash equivalents are classified as fair value through earnings and include cash and highly liquid investments with an original maturity of three months or less at the date of acquisition. Interest earned is included in interest and other income on the statements of earnings and in operating activities on the statements of cash flows.

(g)	Inventories:

Inventories consist substantially of in-process inventory (concentrates and metals), metal products and supplies. Concentrates, metals and all other saleable products are valued at the lower of cost and estimated net realizable value. Cost includes material, labour and amortization of all property, plant and equipment involved with the mining and production process. Costs are allocated based on estimations of net realizable value of the metal content of the inventories. In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the concentrate or metal. In-process inventory is measured based on assays of the material fed to the processing plants and the projected recoveries of the respective plants, and is valued at the lower of cost and net realizable value. Cost of finished metal and concentrate inventory represents the average cost of the in-process inventory incurred prior to the external refining processes. Supplies are valued at the lower of cost and net realizable value. Cost is determined on an average basis.

(h)	Property, plant and equipment:

(i)	Mineral properties:

(a)	Mineral property and exploration expenditures, including expenditures incurred to earn an interest in a joint venture, are expensed as incurred except for certain expenditures determined by the Company on specified properties identified through pre-feasibility or other assessments as having mineral reserves and/or resources with the potential of being developed into a mine.

(b)	Mineral exploration properties capitalized as part of acquisitions are carried at initial fair value and are subject to an impairment review and evaluation, if indicators for potential impairment exist.

(ii)	Mine development expenditures:

Development costs for properties deemed capable of economical commercial production are capitalized and amortized using the unit-of-production method after commencement of commercial production. Unit-of-production amortization is based on the related proven and probable tonnes of ore reserves and associated future development costs. The cost of underground development to provide access to a reserve at an operating mine is capitalized where that portion of the development is necessary to access more than one workplace or stope. Capital development includes shafts, ramps, track haulage drifts, ancillary drifts, sumps, refuge stations, ventilation raises, permanent manways, and ore and waste pass raises.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

Ongoing repairs, maintenance and development expenditures are charged to operations as incurred. These include ore stope access drifts, footwall and hangingwall drifts in stopes, drawpoints, drill drifts, sublevels, slots, drill raises, stope manway access raises and definition diamond drilling.

(iii)	Commercial production:

The decision on when commercial production is reached is based on a range of criteria that is considered relevant to the specific situation, including: a pre-determined percentage of design capacity for the mine and mill; achievement of continuous production, ramp-ups, or other output; and expected net margin during the pre-production period. In a phased mining approach, consideration is given to milestones achieved at each phase of completion. Management assesses the operation’s ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation. Commercial production is considered to have commenced at the beginning of the month in which the criteria are met.

No amortization is provided in respect of mine development expenditures until commencement of economical commercial production. Any production revenue earned prior to commercial production, net of related costs, is offset against the development costs.

(iv)	Plant and equipment:

Expenditures for plant and equipment additions, major replacements and improvements are capitalized at cost, net of applied investment tax credits. Plant and equipment, including assets under capital lease, are depreciated on either a unit-of-production or a straight-line basis. The unit-of-production method is based on proven and probable tonnes of ore reserves. The assets using the straight-line method are depreciated over the estimated useful economic lives of the assets, which extend up to approximately 10 years. The Company also considers salvage values in its determination of depreciation.

(v)	Capitalized interest:

Interest on borrowings related to the financing of major capital projects under construction is capitalized during the construction phase as part of the cost of the project.

(vi)	Impairment of long-lived assets:

The Company reviews and evaluates the carrying value of its operating mines and exploration and development properties for impairment when events or circumstances indicate that the carrying amounts of related assets or groups of assets may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value, which is normally the discounted value of future cash flows. Future cash flows are estimated based on estimated future recoverable mine production, expected sales prices (considering current and historical commodity prices, price trends and related factors), production levels, cash costs of production, and capital and reclamation costs, all based on detailed engineering life-of-mine plans. Future recoverable mine production is determined from reserves and resources after taking into account estimated dilution and recoveries during mining, and estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources are considered economically mineable and are based on management’s confidence in converting such resources to proven and probable reserves. Long-lived assets are grouped for purposes of estimating future cash flows at the lowest level of assets and liabilities for which identifiable cash flows are largely independent of the cash flows of other assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. It is possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mineral properties.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(i)	Pension and other employee future benefits:

The Company has non-contributory and contributory defined benefit pension plans for the majority of its Canadian employees. The benefits are based on years of service and final average salary for the salaried plans, and a flat dollar amount combined with years of service for the hourly plans. The Company provides long-term disability income, health benefits and other post-employment benefits to hourly employees and long-term disability health benefits to salaried employees. The Company also provides non-pension, post-retirement (other retirement) benefits to certain active employees and pensioners.

The Company accrues its obligations under the defined benefit plans as the employees render the services necessary to earn the pension and other retirement benefits. The actuarial determination of the accrued benefit obligations for pensions and other retirement benefits uses the projected benefit method prorated on service (which incorporates management’s best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors). The measurement date of the plan assets and accrued benefit obligation coincides with the Company’s fiscal year. The most recent actuarial valuation for funding purposes for the two largest pension plans was performed in 2010 using data as of December 31, 2009.

Actuarial gains (losses) on plan assets arise from the difference between the actual return on plan assets for a period and the expected return on plan assets for that period. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Actuarial gains (losses) on the accrued benefit obligation arise from differences between actual and expected experience and from changes in the actuarial assumptions used to determine the accrued benefit obligation. The average remaining service period of the active employees covered by the pension plans is 9.9 years. Any actuarial gains or losses over 10 per cent of the greater of the obligation and the fair value of assets are amortized over the expected service life of the plan population. The average remaining service period of the active employees covered by the other retirement benefits plan is 12.6 years.

The Company also has defined contribution plans providing pension benefits for certain of its salaried employees. The cost of the defined contribution plans is recognized based on the contributions required to be made during each period.

The Company also has defined contribution plans providing pension benefits for certain of its US employees utilizing 401K plans. The cost of the defined contribution plans is recognized based on the contributions required to be made during each period.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(j)	Financial instruments:

Financial assets, financial liabilities, and non-financial derivative contracts are initially recognized at fair value on the balance sheet when the Company becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification. The Company uses trade date accounting for regular-way purchases or sales of financial assets. Transaction costs are added to the initial carrying value of financial instruments other than those classified as fair value through earnings.

(i)	Non-derivative financial instruments – classification:

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are accounted for at amortized cost using the effective interest method of amortization. Gains and losses are recorded in earnings when the assets are derecognized or impaired, and through the amortization process.

Available-for-sale financial assets are measured at fair value with gains and losses recorded in OCI, except for impairment losses, until the assets are derecognized, at which time the cumulative gain or loss previously recognized in AOCI is recognized in earnings. However, available-for-sale investments in equity securities that are not traded in an active market are measured at cost. The Company has designated investments in common shares as available-for-sale.

Financial assets and liabilities classified as held-for-trading are measured at fair value with changes in fair value recognized in earnings, and are included in the category “fair value through earnings.” This category includes financial instruments acquired or incurred principally for the purpose of selling or repurchasing in the near term; however, other financial instruments may also be designated irrevocably as fair value through earnings on initial recognition.

(ii)	Derivatives:

Derivative instruments, including those derivatives that are embedded in financial or non-financial contracts and are not closely related to the host contracts, are measured at fair value on the balance sheet. All derivatives are classified as fair value through earnings unless they are accounted for as hedging items. The Company elected to identify embedded derivatives only in contracts entered into or amended on or after January 1, 2003 in accordance with the provisions of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855.

(iii)	Hedge accounting:

The Company may use derivatives and non-derivative financial instruments to manage exposures to interest, currency, credit and other market risks. Where hedge accounting can be applied, a hedging relationship is designated as a fair value hedge, a cash flow hedge or a hedge of foreign currency exposure of a net investment in a self-sustaining foreign operation. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses from effective hedging relationships are recorded in earnings in the same period.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

At the inception of a hedge, the Company formally documents the hedging relationship and the risk management objective and strategy for undertaking the hedge. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows. The Company tests effectiveness each period. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

During the year ended December 31, 2010, the Company had only cash flow hedging relationships. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI, while the ineffective portion is recognized in earnings. When a hedged anticipated transaction subsequently occurs, the Company’s policy is to remove the associated gains and losses that were recognized in OCI and include them in the initial carrying amount of the asset acquired or liability incurred. When hedge accounting is discontinued, amounts previously recognized in AOCI are reclassified to earnings during the periods when the variability in the cash flows of the hedged item affects earnings. However, when a hedged item ceases to exist or when it is probable that an anticipated transaction will not occur, gains and losses previously recognized in AOCI are reclassified immediately to earnings. For contracts accounted for as a hedge of an identifiable current or anticipated position, the Company classifies the cash flows of the contract in the same manner as the cash flows of the position being hedged.

(iv)	Fair values of financial instruments:

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are based on quoted market prices, where available. If market quotes are not available, fair value is based on internal valuation models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value. The Company applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Level 1 represents quoted (unadjusted) prices in active markets for identical assets and liabilities. Level 2 valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices). Level 3 valuation techniques use significant inputs that are not based on observable market data.

(v)	Impairment:

Each balance sheet date, the Company reviews its financial assets, other than those classified as fair value through earnings, for objective evidence of impairment. In assessing available-for-sale investments, the Company considers the length and extent of a decline in fair value below its cost, the financial condition and environment of the issuer, and the Company’s ability and intention to hold the investment until its anticipated recovery. When objective evidence of impairment exists and a decline in value is other than temporary, the Company removes cumulative losses from AOCI and recognizes impairment losses in the statements of earnings.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(k)	Stock-based compensation plans:

The Company’s stock-based compensation plans are described in note 14c and d. The Company offers a deferred share unit (“DSU”) plan for non-employee members of the Board of Directors and a restricted share unit (“RSU”) plan for employees. Share units under these plans are notional shares; the value of one share unit represents the value of one HudBay common share. The Company also offers a stock option plan and an employee share purchase plan (“ESPP”) for employees.

Cash-settled transactions, consisting of DSUs and RSUs, are recognized as an obligation at the grant date. Each reporting date, up to and including the settlement date, the Company measures the liabilities at fair value based on the closing price of HudBay’s common shares, adjusted to reflect estimated forfeitures and to reflect the portion of the service period that had been performed by the financial statement reporting date. DSU and RSU liabilities are presented on the balance sheet in other employee future benefits and stock-based compensation, and changes in the fair value of the liabilities are recognized in the income statement and presented within stock-based compensation expense.

The Company accounts for stock options using the fair value based method. Under this method, compensation cost attributable to options granted is measured at fair value at the grant date and expensed over the vesting period, with a corresponding increase to contributed surplus. Any consideration received on exercise of stock options or purchase of stock is credited to share capital.

HudBay accounts for its portion of contributions to the ESPP by recording compensation expense as incurred on a payroll cycle basis.

(l)	Income and mining taxes:

The Company accounts for income and mining taxes under the asset and liability method. Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on loss carryforwards and differences between the financial statement carrying values and their respective tax bases (temporary differences). Future tax assets and liabilities are measured using the substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A valuation allowance is recorded as a reduction against any future tax asset to the extent that the benefit of the future tax asset is not more likely than not to be realized. The effect on future tax assets and liabilities from a change in tax rates is included in income in the year in which the change is enacted or substantively enacted.

(m)	Earnings per share:

Basic earnings per share is computed by dividing net earnings for the year by the weighted average number of common shares outstanding for the year. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued using the treasury stock method. In applying this method, the Company determines the number of common shares that would be issued upon exercise of in-the-money options and warrants and assumes that the proceeds received upon exercise would be used to purchase additional common shares at the average market price during the year.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(n)	Asset retirement obligations:

The Company’s accounting for asset retirement obligations applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.

The fair value of a liability for an asset retirement obligation is recorded in the period in which it is identified and a reasonable estimate of fair value can be made. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Costs that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are expensed. Upon settlement of the liability, a gain or loss is recorded. The Company records asset retirement obligations primarily associated with decommissioning and restoration costs. The Company assesses the reasonableness of its asset retirement obligation estimates when conditions change and revises those estimates accordingly. Changes in the respective asset and liability balances are expensed in future periods.

The long-term asset retirement obligation is based on environmental plans, in compliance with the current environmental and regulatory requirements. Accretion expense is charged to the statements of earnings based on application of an interest component to the existing liability.

(o)	Exploration costs:

The Company accounts for exploration expenditures by expensing such costs until management’s evaluation indicates, through pre-feasibility or other assessments, that the property has mineral reserves and/or resources with the potential of being developed into a mine.

(p)	Non-controlling interests:

Effective January 1, 2010, the Company adopted CICA Handbook Section 1602, Non-controlling interests. Accordingly, the Company has presented, on a retrospective basis, non-controlling interests as a component of total equity and the net earnings on the consolidated statements of earnings and comprehensive income has been adjusted to include the net earnings (loss) and OCI attributable to non-controlling interests.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

3.	Adoption of new accounting standards

(a)	Adopted in 2010:

Effective January 1, 2010, the Company early adopted the following CICA recommendations:

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, replacing Section 1581 of the same name. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standards under International Financial Reporting Standards (“IFRS”). Prospective application of Section 1582 is required for the Company’s business combinations with acquisition dates on or after the adoption date. Section 1582 requires business acquisitions to be measured at the acquisition-date fair value, generally requires acquisition-related costs to be expensed, requires gains from bargain purchases to be recorded in earnings (loss), and expands the definition of a business to include certain development-stage entities. It also requires the acquirer to measure any non-controlling interest either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s identifiable net assets. Adoption of Section 1582 did not have an effect on the Company’s consolidated financial statements.

The CICA concurrently issued Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which together replace the previous Section 1600, Consolidated Financial Statements. Sections 1601 and 1602 establish standards equivalent to those under IFRS for the preparation of consolidated financial statements and the accounting for non-controlling interests in consolidated financial statements, including accounting for non-controlling interests upon a change in ownership interest or loss of control of a subsidiary. Section 1602 requires attribution of comprehensive income to owners of the parent entity and to non-controlling interests, even if it results in the non-controlling interests having a deficit balance. The Company applied these sections prospectively, except for presentation and disclosure requirements, which were applied retrospectively. As a result of adopting these sections, the Company has presented non-controlling interests as a separate component of equity on the balance sheet.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(b)	Adopted in 2009:

As required by the CICA, effective January 1, 2009, the Company adopted four new accounting standards addressing disclosure requirements:

Goodwill and Intangible Assets

On January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The Company’s adoption of this standard had no effect on the consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted Emerging Issues Committee (“EIC”) abstract 173 (“EIC-173”), Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The abstract clarifies that an entity should take into account its own credit risk and counterparty credit risk in determining the fair value of financial assets and financial liabilities, including derivative instruments.

Mining Exploration Costs

Effective January 1, 2009, the Company adopted EIC-174, Mining Exploration Costs, which clarifies guidance related to capitalization of exploration costs and impairment of capitalized costs. The Company’s adoption of this abstract had no effect on the consolidated financial statements.

Financial Instruments Disclosures

The Company has adopted the amendments to CICA Handbook Section 3862, Financial Instruments - Disclosures. The amendments set out new standards for disclosures about the fair value measurements of financial instruments and the nature and extent of liquidity risk. The amendments require an entity to classify fair value measurements using a fair value hierarchy in levels ranging from 1 to 3 that reflect the significance of the inputs used in making these measurements. These amendments are consistent with recent amendments to financial instrument disclosure standards under IFRS.

(c)	Future accounting changes:

International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) has confirmed that Canadian publicly accountable entities will be required to prepare their financial statements in accordance with IFRS for fiscal years beginning on or after January 1, 2011. As a result, the Company will adopt IFRS on January 1, 2011, and its first interim IFRS-compliant financial statements will be for the quarter ending March 31, 2011, with comparative information for 2010 also presented on an IFRS basis. The Company is currently assessing the impact the adoption of IFRS will have on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

4.	Cash and cash equivalents

	2010	2009

Cash and cash equivalents:
Cash on hand and demand deposits	$149,543	$76,297
Short-term money market instruments with original maturities of three months or less	752,150	810,517

	$901,693	$886,814

5.	Inventories

	2010	2009

Work-in-process	$18,775	$51,250
Finished goods	81,277	59,595
Materials and supplies	21,642	20,283

	$121,694	$131,128

The cost of inventories included in operating expenses during the year ended December 31, 2010 was $381,871 (2009 - $430,837, 2008 - $627,997).

6.	Balmat asset impairment losses

During 2008, the Company recorded an asset impairment loss of $30,433 on its Balmat zinc mine. In its second year of commercial production, the performance of the Balmat mine continued to fall short of the Company’s expectations, which had been revised as part of the previous asset impairment taken in the fourth quarter of 2007. Due to this operating shortfall and 2008’s zinc prices, the Balmat mine operations were suspended on August 22, 2008.

Based on the anticipated expenses and deferral of operating cash flow associated with a period of care and maintenance, the Company completed a review of the discounted value of future cash flows and determined that the carrying value of Balmat’s assets was not likely to be recoverable. Therefore, the carrying value of the Balmat property, plant and equipment was written off. The carrying value of Balmat’s materials and supplies inventory was also written down to its net realizable value. The Company is currently continuing exploration on the Balmat property.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

7.	Property, plant and equipment

2010	Cost	Accumulated depreciation and amortization	Net book value

Buildings and equipment	$534,834	$213,801	$321,033
Mine development	369,731	270,118	99,613
Mineral properties	486,260	—	486,260

	$1,390,825	$483,919	$906,906

2009	Cost	Accumulated depreciation and amortization	Net book value

Buildings and equipment	$470,350	$161,622	$308,728
Mine development	326,011	219,427	106,584
Mineral properties	403,322	—	403,322

	$1,199,683	$381,049	$818,634

The carrying value of property, plant and equipment under construction or development that is not being amortized is $504,494 (2009 - $419,272).

8.	Other assets

	2010	2009

Restricted cash	$4,405	$59,031
Long-term portion of prepaid financing fees	1,884	—
Computer software	7,083	1,966
Long-term portion of future tax asset (note 13b)	8,636	19,720
Long-term portion of fair value of derivatives (note 18c)	604	258
Investments, at fair value through earnings	7,688	138

	$30,300	$81,113

On November 3, 2010, the Company arranged a new US$300 million revolving credit facility with a syndicate of lenders. The facility has an initial term of four years and is secured by a pledge of assets of the parent company and is unconditionally guaranteed by the Company’s material subsidiaries. Upon closing, restricted cash on deposit to support letters of credit was reclassified to cash and cash equivalents.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

9.	Current portion of other liabilities

	2010	2009

Current portion of:
Pension obligation (note 10)	$16,283	$28,447
Asset retirement obligation (note 12)	6,510	5,327
Other employee future benefits (note 11)	3,157	2,876
Fair value of derivatives (note 18c)	5,445	3,503
Future tax liabilities (note 13b)	—	75
Deferred revenue	24,405	—

	$55,800	$40,228

Deferred revenue relates to the receipt of payment on the sale of copper concentrate, the terms of which did not meet the Company’s criteria for revenue recognition as at December 31, 2010.

10.	Pension obligation

The Company maintains several non-contributory and contributory defined benefit pension plans for certain of its employees.

The Company uses a December 31 measurement date for all of its plans. For the Company’s significant plans, the most recent actuarial valuations filed for funding purposes were performed during 2010 using data as at December 31, 2009. For these plans, the next actuarial valuation required for funding purposes will be performed as at December 31, 2010.

The defined benefit pension plans were amended in 2009 to grant benefit improvements for past service. The Company is amortizing these past service costs over three years.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

Information about the Company’s pension plans is as follows:

	2010	2009

Obligations and funded status:

Change in pension obligation:
Obligation, beginning of year	$264,350	$213,849
Service cost	6,603	6,021
Interest cost	17,075	16,782
Employee contributions	157	143
Actuarial loss	35,570	33,658
Plan amendments	—	7,854
Special termination benefits	510	3,050
Benefits paid	(24,345)	(17,007)

Obligation, end of year	299,920	264,350

Change in pension plan assets:
Fair value of plan assets, beginning of year	234,527	195,791
Actual return on plan assets	27,920	26,648
Employer contributions	21,484	28,952
Employee contributions	157	143
Benefits paid	(24,345)	(17,007)

Fair value of plan assets, end of year	259,743	234,527

Unfunded status of plans, end of year	(40,177)	(29,823)
Unamortized past service costs	2,617	5,236
Unamortized net actuarial loss (gain)	18,673	(4,376)

Net liability recognized, end of year	(18,887)	(28,963)
Less current portion (note 9)	(16,283)	(28,447)

	$(2,604)	$(516)

Early retirement windows were opened in 2009 to certain members who will be eligible to retire with an unreduced pension and supplemental benefit. Special termination benefits offered to employees on voluntary termination of employment are recognized as a liability and an expense when employees accept the offer and the amount of the special termination benefits can be reasonably estimated. Special termination benefits in the amount of $510 have been recognized for elections made in 2010 (2009 - $3,050, 2008 - $0).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

Pension expense includes the following components:

	2010	2009	2008

Costs arising in the year:
Service cost	$6,603	$6,021	$8,310
Interest cost	17,075	16,782	14,505
Actual asset return	(27,920)	(26,648)	27,034
Actuarial loss (gain)	35,570	33,658	(59,107)
Special termination benefits	510	3,050	—

	31,838	32,863	(9,258)

Difference in costs arising and recognized in the year:
Actual loss (gain) on plan assets	12,507	11,332	(42,693)
Actuarial (gain) loss	(35,554)	(34,713)	58,765
Plan amendments	2,619	2,618	4,107

Defined benefit pension expense	11,410	12,100	10,921
Defined contribution pension expense	637	666	1,247

	$12,047	$12,766	$12,168

Additional information:

The weighted average assumptions used in the determination of the accrued benefit expense and obligations were as follows:

	2010	2009	2008

To determine the net benefit expense for the year:
Discount rate - defined benefit	6.50%	7.50%	5.50%
Interest rate - defined contribution	3.92%	3.74%	4.17%
Expected return on plan assets	6.50%	7.50%	7.00%
Rate of compensation increase*	2.25%	1.75%	2.35%

To determine the accrued benefit obligations at the end of the year:
Discount rate - defined benefit	5.50%	6.50%	7.50%
Interest rate - defined contribution	3.92%	3.74%	4.17%
Rate of compensation increase*	2.50%	2.25%	1.75%

*	plus a merit and promotion scale

The Company’s pension cost is significantly affected by the discount rate used to measure obligations, the level of plan assets available to fund those obligations and the expected long-term rate of return on plan assets.

The Company reviews the assumptions used to measure pension costs (including the discount rate) on an annual basis. Economic and market conditions at the measurement date impact these assumptions from year to year.

In determining the discount rate, the Company considers the duration of the pension plan liabilities.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

In determining the expected future rate of return on pension assets, the Company considers the types of investment classes in which the plan assets are invested and the expected compound returns on those investment classes.

The pension plan asset allocations, by asset category, are as follows:

	2010		2009
	Weighted average	Target	Weighted average	Target

Equity securities	50%	50%	47%	50%
Debt securities	50%	50%	53%	50%

	100%	100%	100%	100%

The Company’s primary quantitative investment objectives are maximization of the long-term real rate of return, subject to an acceptable degree of investment risk, and preservation of principal. Risk tolerance is established through consideration of several factors, including past performance, current market conditions and the funded status of the plan.

With the exception of fixed income investments, the plan assets are actively managed by investment managers, with the goal of attaining returns that potentially outperform passively managed investments. Within appropriate limits, the actual composition of the invested funds may vary from the prescribed investment mix.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

11.	Other employee future benefits

The Company sponsors several post-employment benefit plans and uses a December 31 measurement date. Information about the Company’s post-retirement and other post-employment benefits is as follows:

	2010	2009

Obligations and funded status:

Change in other employee future benefits obligation:
Obligation, beginning of year	$86,961	$77,550
Service cost	2,610	3,163
Interest cost	5,753	5,326
Actuarial loss	15,269	3,234
Benefits paid	(2,548)	(2,312)

Obligation, end of year	108,045	86,961

Change in plan assets:
Fair value of plan assets, beginning of year	—	—
Employer contributions	2,548	2,312
Benefits paid	(2,548)	(2,312)

Fair value of plan assets, end of year	—	—

Unfunded status of plans, end of year	(108,045)	(86,961)
Unamortized net actuarial loss	19,257	3,988

Net liability recognized, end of year	(88,788)	(82,973)
Less current portion (note 9)	3,157	2,876

Other employee future benefits	(85,631)	(80,097)
Liability for deferred share units (note 14d)	(3,167)	(1,190)
Liability for restricted share units (note 14d)	(1,641)	—

Other employee future benefits and stock-based compensation	$(90,439)	$(81,287)

Other employee future benefits expense includes the following components:

	2010	2009	2008

Costs arising in the year:
Service cost	$2,610	$3,163	$2,282
Interest cost	5,753	5,326	4,352
Actuarial loss (gain)	15,269	3,234	(6,696)

	23,632	11,723	(62)
Difference in costs arising and recognized in the year:
Actuarial (gain) loss	(15,269)	(3,234)	6,696

Other employee future benefits expense	$8,363	$8,489	$6,634

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

Additional information:

The weighted average assumptions used in the determination of other employee future benefits expense and obligations were as follows:

	2010	2009	2008

To determine the net benefit expense for the year:
Discount rate	6.75%	7.50%	5.50%
Initial weighted average health care trend rate	8.16%	8.30%	7.80%
Ultimate weighted average health care trend rate	4.50%	4.60%	4.60%
Year ultimate rate reached	2029	2029	2015

To determine the benefit obligations at the end of the year:
Discount rate	5.75%	6.75%	7.50%
Initial weighted average health care trend rate	8.01%	8.16%	8.30%
Ultimate weighted average health care trend rate	4.50%	4.50%	4.60%
Weighted average health care trend rate	2029	2029	2029

The weighted average health care cost trend rate used in measuring other employee future benefits was assumed to begin at 8.16% in 2010, gradually declining to 4.5% by 2029 and remaining at those levels thereafter.

If the health care cost trend rate was increased by one percentage point, the accumulated post-retirement benefit obligation and the aggregate service and interest cost would have increased as follows:

	2010	2009

Accumulated post-retirement benefit obligation	$21,208	$15,250
Aggregate of service and interest cost	1,627	1,796

If the health care cost trend rate was decreased by one percentage point, the accumulated post-retirement benefit obligation and the aggregate service and interest cost would have decreased as follows:

	2010	2009

Accumulated post-retirement benefit obligation	$16,767	$12,196
Aggregate of service and interest cost	1,277	1,388

The Company’s post-retirement and other post-employment benefit cost is materially affected by the discount rate and health care cost trend rates used to measure obligations.

The Company reviews the assumptions used to measure post-retirement and other post-employment benefit costs (including the discount rate) on an annual basis.

Any unamortized actuarial gains or losses over 10 per cent of the obligation are amortized over the expected service life of the plan population.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

12.	Asset retirement obligations

The Company’s asset retirement obligations relate to the reclamation and closure of currently operating mines and metallurgical plants and closed properties.

	2010	2009

Balance, beginning of year	$54,460	$46,632
Obligations recognized during the year	3,820	6,804
Revisions in estimated cash flows	5,557	(1,779)
Obligations settled during the year	(2,764)	(1,685)
Accretion expense	4,352	4,488

Balance, end of year	65,425	54,460
Less current portion (note 9)	6,510	5,327

	$58,915	$49,133

Total undiscounted future cash flows required to settle the decommissioning and restoration asset retirement obligations are estimated to be $138,836 (2009 - $109,726) before adjusting for inflation, market, and credit risk. Credit adjusted risk-free rates ranging from 1.8% to 6.3% (2009 - 2.4% to 10.0%) have been used to determine the additional obligations recognized during the year. The Company’s asset retirement obligations were revised in 2010 to reflect changes in amounts and timing of estimated cash flows. Management anticipates that the asset retirement obligations relating to the Flin Flon operations will be substantially settled at or near the closure of the mining and processing facilities, anticipated to occur from 2011 to 2024.

The Company’s exploration and exploitation licences require that it reclaim any land covered by those licences which it disturbs during exploration and exploitation activities for the Fenix Project. Although the timing and the amount of the actual expenditures can be uncertain, and given that the Company chose to delay construction of the Fenix project due to low nickel prices at the time, the Company has estimated the present value of the future reclamation obligation arising from its activities relating to the Fenix Project as at December 31, 2010 to be $3,478 (2009 - $8,052).

In view of the uncertainties concerning environmental remediation, the ultimate cost of asset retirement obligations could differ materially from the estimated amounts provided. The estimate of the total liability for asset retirement obligation costs is subject to change based on amendments to laws and regulations and as new information concerning the Company’s operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all regions in which the Company operates. The Company is not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

13.	Income and mining taxes

(a)	Tax expense:

		2010	2009	2008

Current	- income taxes	$39,759	$24,102	$24,517
	- mining taxes	26,427	2,668	22,241

		66,186	26,770	46,758

Future	- income taxes	14,029	(887)	42,819
	- mining taxes	7,852	3,105	6,546

		21,881	2,218	49,365

Tax expense		$88,067	$28,988	$96,123

(b)	Future tax assets and liabilities as represented on the balance sheet:

	2010	2009

Future tax assets
Current portion	$15,431	$23,152
Long-term portion (note 8)	8,636	19,720

	24,067	42,872

Future tax liabilities
Current portion (note 9)	—	75
Long-term portion	42,146	34,927

	42,146	35,002

	$(18,079)	$7,870

Future tax assets and liabilities are composed of:

	2010	2009

Future income tax asset (note 13e)	$15,543	$26,497
Future income tax liability (note 13e)	(42,146)	(35,002)
Future mining tax asset (note 13f)	8,524	16,375

	$(18,079)	$7,870

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(c)	Changes in future tax assets and liabilities:

	2010	2009

Balance, beginning of year	$7,870	$12,359
Future tax expense (note 13a)	(21,881)	(2,218)
OCI (loss) transactions	(4,068)	(2,366)
Other	—	95

Balance, end of year	$(18,079)	$7,870

(d)	Reconciliation to statutory tax rate:

As a result of Canadian mining operations, the Company is subject to both income and mining taxes. Generally, most expenditures incurred are deductible in computing income tax, whereas mining tax legislation, although based on a measure of profitability from carrying on mining operations, is more restrictive in respect of the deductions permitted in computing income subject to mining tax. These restrictions include deductions for financing expenses, such as interest and royalties. In addition, income unrelated to carrying on mining operations is not subject to mining tax.

Income tax expense differs from the amount that would be computed by applying the statutory income tax rates to income before income taxes. A reconciliation of income taxes calculated at the statutory rates to the actual tax provision is as follows:

	2010	2009	2008

Statutory tax rate	30.15%	31.29%	32.54%

Tax expense at statutory rate	$47,669	$44,265	$54,863

Effect of:
Non-controlling interests	888	(12)	152
Resource and depletion allowance, net of resource tax recovery	(8,322)	(1,449)	(9,571)

Adjusted income taxes	40,235	42,804	45,444
Mining taxes	34,279	5,773	28,787

	74,514	48,577	74,231
Temporary income tax differences not recognized	17,528	7,274	17,387
Tax benefit not recognized	—	—	10,739
Permanent differences related to:
- capital items	(436)	(13,448)	(5,475)
- stock-based compensation	772	1,548	3,985
Other income tax permanent differences	734	(422)	1,414
Recognition of prior years’ income tax temporary differences	—	(14,224)	(2,760)
Impact related to reduction of tax rates	457	(317)	(3,398)
Benefit related to tax settlement and tax return amendments	(5,502)	—	—

Tax expense	$88,067	$28,988	$96,123

Tax expense applicable to:
Current taxes	$66,186	$26,770	$46,758
Future taxes	21,881	2,218	49,365

Tax expense	$88,067	$28,988	$96,123

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(e)	Future income tax assets and liabilities:

The tax effects of temporary differences and loss carryforwards that give rise to significant portions of the future tax assets or future tax liabilities at December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008

Future income tax assets (liabilities):
Property, plant and equipment	$18,301	$17,838	$22,713
Pension obligation	4,946	8,515	9,137
Other employee future benefits	3,220	3,841	1,355
Asset retirement obligations	4,308	2,737	1,547
Non-capital losses (note 13g)	41,730	35,399	28,630
Share issue and debt costs	2,595	3,424	4,444
Capital losses	152	172	—
Other	(1,876)	5,059	3,360

	73,376	76,985	71,186
Less valuation allowance	(57,833)	(50,488)	(56,253)

Net future income tax asset (note 13b)	15,543	26,497	14,933
Less current portion	(11,741)	(18,307)	(13,163)

	$3,802	$8,190	$1,770

Future income tax liabilities (assets):
Property, plant and equipment	$46,755	$43,192	$39,075
Pension obligation	(366)	(152)	(4,941)
Other employee future benefits	(22,415)	(19,785)	(19,776)
Asset retirement obligations	(9,787)	(9,723)	(9,382)
Share issue and debt costs	128	(1,294)	(2,553)
Other	(288)	(134)	(318)

	14,027	12,104	2,105
Add: valuation allowance	28,119	22,898	19,950

Net future income tax liability (note 13b)	42,146	35,002	22,055
Less current portion	—	75	42

	$42,146	$34,927	$22,013

The income tax valuation allowance represents management’s best estimate of the allowance necessary to reflect the future income tax assets at an amount that the Company considers is more likely than not to be realized. The Company’s valuation allowance provides for long-term obligations that are deductible expenses for tax purposes related to asset retirement obligations and other assets that are more unlikely than not to be realized.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(f)	Mining tax effect of temporary differences:

The tax effects of temporary differences that give rise to significant portions of the future mining tax assets at December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008

Future mining tax assets:
Property, plant and equipment	$8,524	$16,375	$27,121
Less valuation allowance	—	—	(7,640)

Net future mining tax asset (note 13b)	8,524	16,375	19,481
Less current portion	(3,690)	(4,844)	(8,054)

	$4,834	$11,531	$11,427

The Company has not recorded a valuation allowance against future mining tax assets in 2010 and 2009 as the Company considers it more likely than not that the asset will be realized.

(g)	Non-capital losses:

At December 31, 2010, the Company had cumulative non-capital losses of $74.7 million in Canada and net operating losses of US$66.0 million in the US. The benefit related to approximately $30 million of the Canadian non-capital losses has been recognized on the balance sheet. The benefit of the US net operating losses has not been recognized.

The Canadian non-capital losses were incurred between 2004 and 2010 and expire between 2012 and 2030. The utilization of approximately $42.3 million of non-capital losses is restricted as a result of a change in control. The US net operating losses were incurred between 2004 and 2010 and have a 20 year carry-forward period.

(h)	Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Company may be subject in the future to a review of its historic income and other tax filings, and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company’s business. These audits may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

14.	Share capital

(a)	Preference shares:

Authorized:	Unlimited preference shares

Issued:	none

(b)	Common shares:

Authorized:	Unlimited common shares

Issued:

	Common Shares	Amount

Balance, December 31, 2007	127,032,612	$311,143
Exercise of options	111,827	976
Shares repurchased	(5,420,000)	(21,175)
Shares issued for acquisition	31,295,685	341,436

Balance, December 31, 2008	153,020,124	632,380
Exercise of options	1,434,131	14,241
Shares repurchased	(599,600)	(2,494)

Balance, December 31, 2009	153,854,655	644,127
Exercise of options	623,784	6,881
Shares repurchased	(5,047,100)	(21,147)

Balance, December 31, 2010	149,431,339	$629,861

On September 29, 2009, the Company announced a share repurchase program, through the facilities of the Toronto Stock Exchange, for cancellation of up to 13,655,000 common shares (approximately 10% of the Company’s public float) by way of a normal course issuer bid. Purchases of common shares were made from time to time at market prices and in accordance with the rules of the Toronto Stock Exchange. This repurchase program was authorized to be in effect until September 30, 2010.

During 2010, the Company repurchased for cancellation 5,047,100 common shares (2009 - 599,600, 2008 - 5,420,000) at a net cost of $60,309 (2009 - $7,985; 2008 - $53,291). The Company recorded a reduction in share capital of $21,147 (2009 - $2,494). The excess net cost over the average book value of the shares was recorded as a reduction to contributed surplus of $3,399 (2009 - $5,491, 2008 - $2,195) and a reduction to retained earnings of $35,763 (2009 - $0, 2008 - $29,921).

The Company paid dividends of $0.10 per share on September 30, 2010 to shareholders of record as of September 15, 2010.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(c)	Stock option plan:

During the year ended December 31, 2010, the Company granted additional options to an employee, consistent with the Company’s stock option plan approved in June 2005 and amended in May 2008 (the “Plan”).

Under the amended Plan, the Company may grant to employees, officers, directors or consultants of the Company or its affiliates options to purchase up to a maximum of 13 million common shares of the Company. The maximum number of common shares issuable to insiders pursuant to the Plan is limited to 10% of the then issued and outstanding common shares of the Company. The maximum number of common shares issuable to each non-employee director under the Plan shall not exceed the lesser of $100,000 in value per year and 1% in number of the then issued and outstanding common shares of the Company per year. Options granted under the amended Plan have a maximum term of five years and become exercisable as follows: the first 33  1/3% are exercisable after one year, the next 33  1/3% are exercisable after two years, and the last 33  1/3% are exercisable after three years. Except in specified circumstances, options are not assignable and terminate upon, or within a specified time following the optionee ceasing to be employed by or associated with the Company. The Plan further provides that the price at which common shares may be issued under the Plan cannot be less than the market price of the common shares on the last trading date before the relevant options are approved by the Board.

Prior to the May 2008 amendment, the Plan approved in June 2005 allowed the Company to grant options up to 10% (to a maximum of 8 million issued outstanding options) of the issued and outstanding common shares of the Company to employees, officers, and directors of the Company for a maximum term of ten years. Of the common shares covered by the stock option plan, the first 33  1/3% were exercisable immediately, the next 33  1/3% were exercisable after one year, and the last 33  1/3% were exercisable after two years.

	2010		2009
	Number of shares subject to option	Weighted average exercise price	Number of shares subject to option	Weighted average exercise price

Balance, beginning of year	4,637,113	$14.25	7,159,944	$13.07
Granted	900,000	12.17	350,000	7.96
Exercised	(623,784)	8.42	(1,434,131)	6.55
Forfeited	(145,557)	10.42	(1,438,700)	14.54
Expired	(398,988)	17.31	—	—

Balance, end of year	4,368,784	$14.50	4,637,113	$14.25

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

The weighted average fair value of options granted during 2010 was $4.53 (2009 - $3.82) per option at the grant date. The fair value of the options has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 1.8% (2009 - 2.9%); dividend yield of 0% (2009 - 0%); volatility factor of 67% (2009 - 51%); and expected life of 3 years (2009 - 3 years). The terms of the options granted during 2010 were amended resulting in the first 33  1/3% being exercisable immediately at the date of grant, the next 33  1/3% exercisable after one year and the last 33  1/3% exercisable after two years.

The grant of stock options in 2010 took place prior to the Company’s dividend declaration in September 2010.

The following table summarizes the options outstanding at December 31, 2010:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of options exercisable	Weighted- average exercise price
$2.59 - 10.20	1,017,942	4.6	$6.85	857,940	$6.65
10.21 - 14.02	1,008,000	3.4	12.01	354,667	11.94
14.03 - 16.00	756,703	7.2	15.86	756,703	15.86
16.01 - 20.78	355,200	3.7	17.53	351,867	17.53
20.79 - 23.74	1,230,939	6.3	21.16	1,230,939	21.16

$2.59 - 23.74	4,368,784	5.2	$14.50	3,552,116	$15.24

(d)	Other stock-based compensation plans:

DSU plan

DSUs vest on the grant date and are redeemable with a cash payment when a participant is no longer a member of the Board of Directors. Issue and redemption prices of DSUs are based on the average closing price of the Company’s common shares for the five trading days prior to issuance or redemption. During the year ended December 31, 2010, the Company granted 100,831 DSUs at a weighted average issue price of $12.92 (2009 - 87,724 granted at $9.90). As at December 31, 2010, 176,229 DSUs at a weighted average price of $17.97 were outstanding, 1,111 of which related to additional units issued to DSU holders to reflect dividends paid on September 30, 2010.

At December 31, 2010, the Company’s DSU liability was $ 3,167 (2009 - $1,190). During the year ended December 31, 2010, the Company recognized stock-based compensation expense related to the DSU plan of $2,177 (2009 - $1,190).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

RSU plan

RSUs, which are granted under the Company’s long-term equity plan, vest on the third anniversary of the grant date, subject to the Board’s discretion to set other terms. For RSUs granted prior to July 2010, the Company has the option on the vest date to settle RSUs either in common shares of the Company or with a cash payment based on the closing price of the Company’s common shares for the last trading date before the vest date. Under the long-term equity plan, a maximum of one million common shares of the Company may be issued from treasury. Effective July 2010, RSUs are issued under the Company’s Share Unit Plan, which has similiar terms but requires settlement in cash. Management expects all RSUs will be settled in cash. Except in specified circumstances, RSUs terminate when an employee ceases to be employed by the Company.

During the year ended December 31, 2010, the Company granted 433,927 RSUs at a weighted average price of $12.95 at the grant date (2009 - 0 RSUs), including additional units issued to holders to reflect dividends paid on September 30, 2010. No RSUs were granted or outstanding in 2009.

At December 31, 2010, the Company’s RSU liability was $1,641 (2009: $0). During the year ended December 31, 2010, the Company recognized stock-based compensation expense related to the RSU plan of $1,641 (2009 - $0).

ESPP

Effective August 2010, certain employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares of the Company in the open market at current fair market value. The Company contributes 75 cents for each dollar contributed by employees. Shares acquired for the ESPP by the Company are restricted for one year.

During the year ended December 31, 2010, the Company recognized compensation expense of $175 (2009 - $0; 2008 - $0) related to the employer portion of ESPP contributions.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(e)	Stock-based compensation expense:

	2010	2009	2008

Stock option expense	$2,518	$3,502	$11,952
DSU expense (note 13d)	2,177	1,190	—
RSU expense (note 13d)	1,641	—	—

	6,336	4,692	11,952
ESPP expense	175	—	—

	$6,511	$4,692	$11,952

(f)	Contributed surplus:

	2010	2009

Balance, beginning of year	$26,717	$32,345
Stock-based compensation expense	2,518	4,692
Transfer to common shares on exercise of stock options	(1,631)	(4,849)
Share repurchases (note 14b)	(3,399)	(5,491)
Warrants forfeited	—	20

Balance, end of year	$24,205	$26,717

(g)	Earnings per share data:

	2010	2009	2008

Net earnings attributable to common shareholders	$72,985	$112,440	$72,947

Basic weighted average common shares outstanding	150,636,835	153,460,823	135,902,627
Add: net incremental shares from assumed conversions of
- Stock options	699,564	606,459	809,957
- Warrants	—	—	496

Diluted weighted average common shares outstanding	151,336,399	154,067,282	136,713,080

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

15.	Accumulated other comprehensive income (loss) (“OCI”)

	2010	2009	2008

Accumulated OCI (loss), beginning of year:

Cash flow hedge (losses) gains (net of tax of $2,169, $2,954, $3,145)	$(4,782)	$7,145	$(5,227)
Gains (losses) on investments (net of tax of $2,379, $0, $7)	11,227	(25,502)	(11)
Currency translation adjustments (net of tax of $0, $13, $92)	—	23	(163)

Accumulated OCI (loss), beginning of year	6,445	(18,334)	(5,401)

OCI (loss) for the year:

Effective portion of changes in fair value of cash flow hedges	7,524	(9,038)	19,314
Less: income tax (expense) benefit	(2,253)	2,826	(6,285)
Effective portion of changes in fair value reclassified to earnings:	(3,266)	(8,012)	(843)
Less: income tax expense	1,014	2,297	186
Changes in fair value of investments	38,464	139,016	(28,680)
Less: income tax expense	(4,764)	(22,317)	—
Changes in fair value of investments reclassified to earnings	(2,163)	(99,908)	—
Less: income tax expense	696	19,938	—
Changes in fair value of investments reclassified to earnings as impairment	—	—	3,196
Less: income tax expense	—	—	(7)
Currency translation adjustments			291
Less: income tax expense			(105)
Currency translation adjustments reclassified to earnings	—	(36)	—
Less: income tax expense	—	13	—

OCI (loss), net of tax for the year	35,252	24,779	(12,933)

Accumulated OCI (loss), end of year:

Cash flow hedge (losses) gains (net of tax of $930, $2,169, $2,954)	(1,763)	(4,782)	7,145
Gains (losses) on investments (net of tax of $6,447, $2,379, $0)	43,460	11,227	(25,502)
Currency translation adjustments (net of tax of $0, $0, $13)	—	—	23

Accumulated OCI (loss), end of year	41,697	6,445	(18,334)
Retained earnings	1,043,516	1,021,195	908,755

	$1,085,213	$1,027,640	$890,421

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

16.	Non-controlling interests

On August 31, 2010, pursuant to the terms of a Subscription, Option and Joint Venture Agreement with Aquila Resources Inc. (“Aquila”), the Company earned a 51% ownership interest in Aquila’s Back Forty Project.

On July 5, 2010, pursuant to the terms of a joint venture agreement with VMS Ventures Inc. (“VMS”), the Company acquired a 70% ownership interest in the Reed Lake property and the two claims immediately to the south.

The Company accounted for its acquisition of control over the Back Forty and Reed Lake projects as asset acquisitions and has consolidated the projects in its consolidated financial statements.

	CGN	Aquila	VMS	2010
Balance, January 1, 2008	$—	$—	$—	$—
Share of assets acquired	1,732	—	—	1,732
Share of net loss	(467)	—	—	(467)

Balance, December 31, 2008	1,265	—	—	1,265
Share of net earnings	40	—	—	40

Balance, December 31, 2009	1,305	—	—	1,305
Share of assets acquired	—	10,222	1,122	11,344
Share of net loss	(224)	(1,865)	(858)	(2,947)

Balance, December 31, 2010	$1,081	$8,357	$264	$9,702

17.	Capital disclosures

The Company’s objectives when managing capital are to maintain a strong capital base in order to:

•	Advance the Company’s corporate strategies to create long-term value for its stakeholders; and

•	Sustain the Company’s operations and growth throughout metals and materials cycles.

	2010	2009

Shareholder’s equity	$1,739,279	$1,698,484
Cash and cash equivalents	901,693	886,814

HudBay monitors its capital and capital structure on an ongoing basis to ensure they are sufficient to achieve the Company’s short-term and long-term strategic objectives. The Company does not currently have significant debt outstanding. The Company’s credit facility requires that sufficient cash, cash equivalents and undrawn credit facility be available to fund three years of capital expenditures on the Lalor project. Interest coverage ratios, debt to book capitalization ratios and debt to cash flow ratios are metrics that would also be evaluated during periods when financial leverage was employed as an element of the Company’s capital structure.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

18.	Financial instruments

(a)	Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Company’s financial instruments and non-financial derivatives:

	Classification	December 31, 2010	December 31, 2009
Financial assets
Cash and cash equivalents [1]	FV through earnings	$901,693	$886,814
Accounts receivable
Trade and other receivables [1]	Loans & receivables	72,327	39,978
Embedded derivatives [2]	FV through earnings	5,841	209
Derivative assets
Hedging derivatives [2]	Hedging derivatives	1,676	390
Non-hedge derivative assets [2]	FV through earnings	2,741	974
Available-for-sale investments [3]	Available-for-sale	104,990	27,249
Investments at fair value through earnings [3]	FV through earnings	7,688	138
Restricted cash [1]	FV through earnings	4,405	59,031

		$1,101,361	$1,014,783

Financial liabilities
Accounts payable
Trade payables & accrued liabilities [1]	Other financial liabilities	$138,539	$119,181
Embedded derivatives [2]	FV through earnings	941	557
Derivative liabilities
Hedging derivatives [2]	Hedging derivatives	4,384	9,823
Non-hedge derivative liabilities [2]	FV through earnings	2,694	748

		$146,558	$130,309

Net financial assets		$954,803	$884,474

[1]

Carrying values of cash and cash equivalents and restricted cash are classified as held-for-trading and measured at fair value. The carrying values of accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their short-term nature and thus have not been classified within the fair value hierarchy.

[2]

Derivatives and embedded provisional pricing derivatives are carried at their fair value and determined based on internal valuation models that reflect observable forward commodity prices and exchange rates, currency exchange rates and discount factors based on market US dollar interest rates.

[3]

Available-for-sale investments consist mainly of listed common shares carried at their fair values, which are determined using quoted market bid prices in active markets. Investments at fair value through earnings consist of warrants to purchase listed shares, which are carried at their fair value as determined using a Black-Scholes model. In December 2010, the Company invested $2,000 in common shares of a private company. As the shares are not actively traded, the Company carries them at cost. Due to the short time period since the initial purchase, management determined that their cost approximated fair value as at December 31, 2010.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to initial recognition. Refer to note 2j(iv) for an explanation of the fair value hierarchy.

December 31, 2010	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value
Financial assets at fair value through earnings Cash and cash equivalents	$901,693	$—	$—	$901,693
Embedded derivatives	—	5,841	—	5,841
Cash flow hedging derivatives	—	1,676	—	1,676
Non-hedge derivative assets	—	2,741	—	2,741
Restricted cash	4,405	—	—	4,405
Investments at fair value through earnings	—	7,688	—	7,688
Financial assets available-for-sale
Available-for-sale investments	102,990	—	—	102,990

	$1,009,088	$17,946	$—	$1,027,034

Financial liabilities measured at fair value
Financial liabilities at fair value through earnings
Embedded derivatives	$—	$941	$—	$941
Cash flow hedging derivatives	—	4,384	—	4,384
Non-hedge derivative liabilities	—	2,694	—	2,694

	$—	$8,019	$—	$8,019

December 31, 2009	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value
Financial assets at fair value through earnings
Cash and cash equivalents	$886,814	$—	$—	$886,814
Embedded derivatives	—	209	—	209
Cash flow hedging derivatives	—	390	—	390
Non-hedge derivatives	—	974	—	974
Restricted cash	59,031	—	—	59,031
Investments at fair value through earnings	—	138	—	138
Financial assets available-for-sale
Available-for-sale investments	27,249	—	—	27,249

	$973,094	$1,711	$—	$974,805

Financial liabilities measured at fair value
Financial liabilities at fair value through earnings
Embedded derivatives	$—	$557	$—	$557
Cash flow hedging derivatives	—	9,823	—	9,823
Non-hedge derivatives	—	748	—	748

	$—	$11,128	$—	$11,128

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(b)	Financial risk management:

The Company’s financial risk management activities are governed by Board-approved policies addressing risk identification, hedging authorization procedures and limits, and reporting. HudBay’s policy objective, when hedging activities are undertaken, is to reduce the volatility of future earnings and cash flow within the strategic and economic goals of the Company. The Company from time to time employs derivative financial instruments, including forward and option contracts, to manage risk originating from exposures to commodity price risk, foreign exchange risk and interest rate risk. Significant derivative transactions are approved by the Board of Directors, and hedge accounting is applied when certain criteria have been met. The Company does not use derivative financial instruments for trading or speculative purposes.

The following is a discussion of the Company’s risk exposures. Information on derivatives held by the Company as at December 31, 2010 is presented in note 18c.

(i)	Market risk

Market risk is the risk that changes in market prices, including foreign exchange rates, commodity prices and interest rates, will cause fluctuations in the fair value or future cash flows of a financial instrument.

Foreign currency risk

The Company’s primary exposure to foreign currency risk arises from:

•

Translation of US dollar denominated revenues and expenses and, to a lesser extent, Guatemalan quetzal expenses into Canadian dollars. Substantially all of the Company’s revenues are denominated in US dollars, while a small portion of its expenses are denominated in US dollars. As a result, appreciation of the Canadian dollar relative to the US dollar will reduce the Company’s earnings, and a weakening of the Canadian dollar will increase the Company’s earnings.

•

Translation of US dollar and Guatemalan quetzal denominated operating accounts, consisting mainly of certain cash and cash equivalents, accounts receivable, accounts payable and derivatives. Cash balances in quetzals are restricted to amounts required to fund near-term operating requirements. Appreciation of the Canadian dollar relative to the US dollar or quetzal will reduce the net asset value of these operating accounts once they have been translated to Canadian dollars, resulting in foreign currency translation losses on foreign currency denominated assets and gains on foreign currency denominated liabilities.

Based on HudBay’s financial instruments and non-financial derivatives outstanding as at December 31, 2010, the Company had significant market risk sensitivity to reasonably possible changes in the US$/C$ exchange rate. At December 31, 2010, US$1 was worth $0.9946. If the US$/C$ exchange rate had been higher by C$0.10 with all other variables held constant, net earnings would have been $10.7 million higher due to translation of operating accounts denominated in US dollars, and after-tax gains accumulated in OCI would have been decreased by C$1.8 million due to the revaluation of the foreign currency hedge. An equal change in the opposite direction would have decreased the Company’s net earnings by $10.7 million and increased the after-tax gains accumulated in OCI by C$1.9 million.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

At December 31, 2009, US$1 was worth $1.0510. If the USD/CAD exchange rate had been higher by C$0.40 with all other variables held constant, 2009 net earnings would have been $15.5 million higher due to translation of operating accounts denominated in US dollars and OCI would have been lower by C$8.9 million due to the revaluation of the foreign currency hedge. An equal change in the opposite direction would have decreased the Company’s 2009 net earnings by $15.5 million and increased the Company’s OCI by C$9.5 million.

The above sensitivity analyses relate solely to the financial instruments and non-financial derivatives that were outstanding as at December 31, 2010 and December 31, 2009; these analyses do not reflect the overall effect that changes in the US$/C$ exchange rate would have on the Company’s results of operations.

Commodity price risk

HudBay is exposed to market risk from prices for the commodities the Company produces and sells, such as zinc, copper, gold and silver. From time to time, the Company maintains price protection programs and conducts commodity price risk management through the use of derivative contracts.

Based on HudBay’s financial instruments and non-financial derivatives outstanding as at December 31, 2010, the Company’s net earnings and OCI had significant market risk sensitivity to reasonably possible changes in base metal prices. If copper prices at December 31, 2010 had been higher by US$0.30/lb. with all other variables held constant, net earnings would have been $2.1 million higher due to the mark-to-market effect on the Company’s embedded provisional pricing derivatives. A downward change of US$0.30/lb. would have decreased the Company’s net earnings by $2.1 million.

If zinc prices at December 31, 2010 had been higher by US$0.10/lb. with all other variables held constant, after-tax OCI would have been $2.7 million lower due to the mark-to-market effect on the Company’s commodity swap hedges. A downward change of US$0.10/lb. would have increased the Company’s after-tax OCI by $2.3 million.

If copper prices at December 31, 2009 had been higher by US$1.50/lb. with all other variables held constant, 2009 net earnings would have been $2.3 million higher due to the mark-to-market effect on the Company’s embedded provisional pricing derivatives. A downward change of US$1.50/lb. would have increased the Company’s 2009 net earnings by $2.3 million.

If zinc prices at December 31, 2009 had been higher by US$0.50/lb. with all other variables held constant, 2009 after-tax OCI would have been $2.3 million lower due to the mark-to-market effect on the Company’s commodity swap hedges. A downward change of US$0.50/lb. would have decreased the Company’s 2009 net earnings by $18.7 million.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

The above sensitivity analyses relate solely to financial instruments and non-financial derivatives that were outstanding as at December 31, 2010 and as at December 31, 2009; these analyses do not reflect the overall effect that changes in copper and zinc prices would have on the Company’s results of operations.

Share price risk

HudBay is exposed to market risk from share prices as the Company holds investments in Canadian listed mineral resource companies. These investments are made to foster strategic relationships in connection with joint venture agreements and for investment purposes. Management monitors the value of these investments for the purposes of determining whether to add to or reduce the Company’s positions.

Based on HudBay’s investments held as at December 31, 2010, the Company had significant market risk sensitivity to reasonably possible changes in share prices. If share prices at December 31, 2010 had been higher by 25% with all other variables held constant, after-tax OCI would have been $26.8 million higher. An equal change in the opposite direction would have decreased the Company’s after-tax OCI by $26.8 million.

If share prices at December 31, 2009 had been higher by 50% with all other variables held constant, 2009 after-tax OCI would have been $11.7 million higher. An equal change in the opposite direction would have decreased the Company’s 2009 after-tax OCI by $11.7 million.

The above sensitivity analyses relates solely to the investments that were held as at December 31, 2010 and as at December 31, 2009.

Interest rate risk

The Company is not exposed to significant interest rate risk other than cash flow interest rate risk on its cash and cash equivalents. The Company invests its cash and cash equivalents primarily in Canadian bankers’ acceptances, deposits at major Canadian banks, or treasury bills issued by the federal or provincial governments. These investments are liquid, interest-bearing investments with original maturities of six months or less.

Based on HudBay’s financial instruments outstanding as at December 31, 2010, the Company’s net earnings had significant sensitivity to reasonably possible changes in interest rates. If interest rates at December 31, 2010 had been higher by 2% with all other variables held constant, net earnings would have been $10.5 million higher related mainly to the Company’s cash and cash equivalents. A downward change to interest rates of 0.25% would have decreased the Company’s net earnings by $1.3 million.

If interest rates at December 31, 2009 had been higher by 3.00% with all other variables held constant, 2009 net earnings would have been $16.7 million higher related mainly to the Company’s cash, cash equivalents and short-term investments. A downward change to interest rates of 0.25% would have decreased the Company’s 2009 net earnings by $1.4 million.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

The above sensitivity analyses relate solely to financial instruments that were outstanding as at December 31, 2010 and December 31, 2009.

(ii)	Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company has taken into account its own credit risk in determining the fair value of its financial assets and liabilities. The Company’s maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative assets, on the balance sheet. Refer to note 18a.

The Company holds its cash and cash equivalents in low-risk, liquid investments and deposit accounts with major Canadian banks. The Company’s short-term investment policy establishes minimum acceptable counterparty credit ratings for short-term investments. Management has a credit policy in place that requires the Company to obtain credit insurance from an investment grade credit insurance provider to mitigate exposure to credit risk in its receivables. The deductible and any additional exposure to credit risk is monitored and approved on an ongoing basis. Transactions involving derivatives are with counterparties the Company believes to be creditworthy. A deterioration of economic conditions could cause an increase in the rate of customer bad debts relative to historical experience, which may be mitigated by the credit insurance described above. The Company uses an allowance to provide for doubtful accounts receivable. During the year ended December 31, 2010, the allowance decreased by $35. As at December 31, 2010, less than 1% of the Company’s trade accounts receivable were past due.

Three customers accounted for approximately 22%, 8% and 6%, respectively, of total revenue during the year ended December 31, 2010 (2009 - approximately 14%, 5% and 5%, respectively, of total revenue). One customer accounted for approximately 62% of total accounts receivable as at December 31, 2010. (2009 - 14%)

(iii)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. HudBay’s objective is to maintain sufficient liquid resources to meet operational and investing requirements. The Company’s investment policy requires it to comply with a list of approved investments, concentration and maturity limits, as well as credit quality. The Company has not invested in asset-backed commercial paper. As at December 31, 2010, the Company had cash and cash equivalents of $901,693 (2009 - $886,814). Substantially all of the Company’s financial liabilities and non-financial derivative liabilities mature within one year.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(c)	Derivatives:

Fair value of derivatives, as presented on the balance sheet:

December 31, 2010	Non-hedge derivative zinc contracts	Cash flow hedging derivatives	Total
Derivative assets:
Current portion	$2,741	$1,072	$3,813
Long-term portion (note 8)	—	604	604

	2,741	1,676	4,417

Derivative liabilities:
Current portion (note 9)	2,694	2,751	5,445
Long-term portion	—	1,633	1,633

	2,694	4,384	7,078

Net derivative asset (liability)	$47	$(2,708)	$(2,661)

December 31, 2009	Non-hedge derivative zinc contracts	Cash flow hedging derivatives	Total
Derivative assets:
Current portion	$974	$132	$1,106
Long-term portion (note 8)	—	258	258

	974	390	1,364

Derivative liabilities:
Current portion (note 9)	748	2,755	3,503
Long-term portion	—	7,068	7,068

	748	9,823	10,571

Net derivative asset (liability)	$226	$(9,433)	$(9,207)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

Non-hedge derivative zinc contracts

HudBay enters into fixed price sales contracts with zinc and zinc oxide customers and, to ensure the Company continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. Forward purchases and forward customer sales of zinc are recorded as derivatives. Gains and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities. However, forward customer sales of zinc oxide do not qualify as derivatives.

At December 31, 2010, the Company held contracts for forward zinc purchases of 891 tonnes that related to non-derivative forward customer sales of zinc oxide. Prices ranged from US$1,722 to US$2,340 per tonne, and settlement dates extended out to one year in the future. In addition, the Company held contracts for forward zinc purchases of 6,198 tonnes that substantially offset forward customer zinc sales of 6,198 tonnes, which have been recorded as derivatives.

Embedded provisional pricing derivatives

The Company records embedded derivatives (presented in accounts receivable and accounts payable) related to provisional pricing in concentrate purchase, concentrate sale, anode sale, and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months. At each reporting date, provisionally priced metal sales and purchases are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in operating expenses for purchase concentrate contracts. Cash flows are classified in operating activities. At December 31, 2010, the Company’s net position consisted of contracts awaiting final pricing for purchases of 5,178 tonnes of zinc, sales of 6,236 tonnes of copper, sales of 10,740 ounces of gold and sales of 99,071 ounces of silver.

Cash flow hedges

During 2009, the Company entered into a foreign exchange swap contract to hedge foreign exchange risk for future receipts of US dollars and commodity swap contracts to hedge prices for a portion of future sales of zinc. These contracts will expire in mid-2012. The risk management objective for these hedging relationships is to mitigate the impact on the Company of fluctuating zinc prices and exchange rates. Cash flow hedge accounting has been applied to the hedging relationships. As at December 31, 2010, the zinc swap contracts have been recorded as hedging net derivative liabilities at their fair value of $4,384 (2009 - liability of $9,823) and the foreign exchange swap contract has been recorded as a hedging net derivative asset at its fair value of $1,676. (2009 - asset of $390)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

For the year ended December 31, 2010, the Company recorded pre-tax net gains of $7,524 (2009 - losses of $9,038) to OCI for the effective portion of these cash flow hedges and recorded pre-tax net gains of $366 (2009 - losses of $876) in earnings for the ineffective portion. Ineffective gains and losses are included in gain (loss) on derivative instruments. The Company also reclassified pre-tax net gains of $1,179 from OCI to earnings as hedged anticipated zinc sales occurred (2009 - $0).

In 2007, the Company applied hedge accounting to commodity swap contracts used to hedge prices for a portion of future sales of zinc and copper. During 2008, the Company terminated its remaining zinc and copper commodity swap contracts. The related hedging relationships were discontinued prospectively, and related gains and losses in AOCI were reclassified to earnings as the remaining hedged anticipated future sales occurred. For the year ended December 31, 2010, the Company reclassified pre-tax net gains of $2,087 from OCI to earnings (presented in revenue) as hedged anticipated zinc sales occurred (2009 - gains of $8,012).

Of the $2,693 pre-tax losses in AOCI at December 31, 2010, pre-tax losses of $1,438 will be reclassified to earnings in the next twelve months. The remaining pre-tax losses of $1,255 will be reclassified to earnings in 2012.

The following commodity swaps have been classified as cash flow hedges:

Zinc swaps - US$ denominated contracts maturing in:	Volume (Metric Tonnes)	Weighted average price US$/MT	Fair value of derivative liability
2011	10,980	2,220	2,750
2012	6,405	2,220	1,634

			$4,384

(d)	Financial instruments at fair value through earnings – changes in value:

Financial instruments and non-financial derivatives classified as fair value through earnings include non-hedge derivative zinc contracts, embedded derivatives relating to provisional pricing, and investments at fair value through earnings. For the year ended December 31, 2010, the total amount of change in fair value that has been recognized in earnings for these items was a net gain of $25,233 (2009 - net loss of $403).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

19.	Commitments

(a)	Operating lease commitments:

The Company has entered into various lease commitments for facilities and equipment. The leases expire in periods ranging from one to six years. The aggregate remaining minimum annual lease payments required for the next five years are as follows:

2011	$2,210
2012	2,618
2013	2,902
2014	2,924
2015	2,486
Thereafter	11,512

(b)	Buy-sell commitments:

The Company has an agreement to sell copper concentrates representing the majority of the Company’s expected copper concentrate production through 2015. Payment for the concentrates is based on the market price of contained copper and precious metals following delivery of the concentrate, less fixed treatment and refining credits.

The Company also has an agreement to purchase zinc concentrates to be delivered to Flin Flon in amount sufficient to meet the majority of the Company’s requirements in 2011 for third party purchased zinc concentrates.

Payment for these zinc concentrates is based on the market price of contained metal during a quotational period following delivery of the concentrate, less a fixed treatment credit. If the Company cannot process the contracted tonnage in a timely manner, management believes the Company will be able to negotiate alternate arrangements for the sale or diversion of the tonnage.

The Company relies partly on processing purchased concentrates to contribute to operating earnings by covering a portion of fixed costs. The continued availability of such concentrates at economic terms beyond the expiry of current existing contracts cannot be determined at this time.

(c)	Other commitments and agreements:

(i)

With respect to the Callinan Mines Limited claims, the Company is subject to a royalty payment of $0.25 per ton of ore milled and, if aggregate cash flow for the year and cumulative cash flow are positive, a net profits interest of 6  2/3% of the net proceeds of production. During 2007, cumulative cash flow became positive. Payments are made according to the terms of the agreement.

(ii)	HBMS has a profit-sharing plan whereby 10% of HBMS’s after-tax earnings (excluding provisions or recoveries for future income and mining tax) calculated in accordance with Canadian GAAP for any given fiscal year will be distributed to all eligible employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel. An expense of $15,849 (2009 - $8,124) has been included in these financial statements.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(iii)	In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions, such as purchase and sale contracts, service agreements and leasing transactions. These indemnification provisions may require the Company to compensate the counterparties for costs incurred as a result of various events, including environmental liabilities, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification provisions will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay to counterparties. Historically, the Company has not made any significant payments under such indemnification provisions. Management estimates that there are no significant liabilities with respect to these indemnification provisions.

(iv)	The Company has outstanding letters of credit in the amount of $59,335, of which $56,931 is supported by the revolving credit facility as described in note 8. $2,404 represents letters of credit provided by HMI Nickel, as described in note 19(c)(vii).

(v)	In the normal course of operations, the Company negotiates exploration option agreements with other companies whereby the Company and its subsidiaries may either grant options or obtain options on exploration properties.

(vi)	The Company’s subsidiary, HBMS, has Collective Bargaining Agreements (“CBA”) in place with its unionized Flin Flon/Snow Lake workforce. In 1998, HBMS entered into an Amending Agreement that prohibits strikes and lockouts and provides for binding arbitration through the negotiations of 2012 in the event that negotiated CBA settlements are not achieved.

(vii)	As a result of the Company’s acquisition of HMI Nickel on August 26, 2008, the Company became subject to additional commitments which are still in effect, as follows.

•

CGN and Skye Resources (B.V.I.) Inc. entered into long-term agreements with subsidiaries of Duke Energy International LLC for the supply of electrical power and construction of a new power transmission line for the Fenix project and its interconnection with the Guatemalan transmission grid. Under the terms of the agreements, the Company provided a letter of credit of US$5,000 supported by a restricted bank deposit. On February 27, 2009, these agreements were cancelled. The agreements included cancellation costs of approximately US$2,000 which were paid in 2009 and the letter of credit was cancelled. These agreements also specified a contingent obligation to purchase certain transmission line development assets upon contract cancellation and these assets were purchased in 2009 at a cost of US$5,000.

•

The Company has a contingent commitment to make payments to Vale Inco based on tonnages of ore mined from the mining licence areas at the Fenix project and, if a ferro-nickel plant is operated, to pay a sales agency fee and make certain payments on any ferro-nickel produced based on a net smelter return formula.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

•

The Company is required to provide bonds to the Government of Guatemala in respect of security for CGN’s commitments under an approved Environmental Impact Assessments program. As at December 31, 2010, these bonds are supported by a letter of credit of US$2,404, which in turn is supported by a restricted bank deposit.

20.	Contingencies

The Company and its subsidiaries are involved in various claims and litigation arising in the ordinary course and conduct of business. As the outcomes are uncertain, no amounts have been recorded in these consolidated financial statements. The significant claims and litigation matters are as follows:

(a)	Statements of claim were filed against Saskatchewan Power Corporation (“SaskPower”), HBMS and Churchill River Power Company Limited (“CRP”) on February 10, 1995, seeking an aggregate of $1 billion in compensatory damages and in excess of $100 million in punitive damages. These claims were filed in connection with the use and operation of the Whitesand Dam and the Island Falls Hydro Electric Station in Saskatchewan, which were transferred by CRP, formerly a wholly-owned subsidiary of HBMS, to SaskPower in 1981. Based on the current knowledge of management, the ultimate resolution of the claims will not be material to the Company’s financial position.

(b)	On December 20, 2004, a Statement of Claim was filed by the Peter Ballantyne Cree Nation against SaskPower, the Government of Canada and the Province of Saskatchewan. The action claims damages alleged as a result of the operation and use of the Whitesand Dam and Island Falls Hydro-Electric Station. HBMS and CRP have both been named as third parties in the action by SaskPower. It has come to HudBay’s attention that CRP, a former subsidiary of HBMS that was dissolved, has been revived by SaskPower for the purpose of taking legal action against CRP for alleged breaches by CRP of its obligations under a certain Purchase and Sale Agreement made in 1981. At present, the resolution of the claims against CRP and HBMS is not reasonably determinable.

(c)	On March 2, 2007, a Statement of Claim was issued in the Manitoba Court of Queen’s Bench by Callinan Mines Limited against HBMS seeking declaratory relief, an accounting and an undisclosed amount of damages in connection with a Net Profits Interest and Royalty Agreement between HBMS and Callinan Mines Limited dated January 1, 1988. HBMS has retained legal counsel and the likelihood of success and materiality of this claim is not reasonably determinable. See note 19(c)(i) for more information.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

21.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	2010	2009	2008

Accounts receivable	$(37,981)	$16,049	$3,467
Income taxes receivable	15,214	—	—
Inventories	9,434	15,759	34,784
Accounts payable and accrued liabilities	14,821	(31,734)	(35,142)
Taxes payable	31,849	(18,465)	9,614
Prepaid expenses and other current assets	(2,002)	229	(301)
Interest payable	—	(156)	29
Deferred revenue	24,405	—	—

	$55,740	$(18,318)	$12,451

(b)	Non-cash investing activities:

	2010	2009	2008

Non-cash additions:
Property, plant and equipment	$7,469	$4,101	$3,063
Computer software	434	—	—

(c)	Interest and taxes paid:

	2010	2009	2008

Supplementary cash flow information:
Interest paid	$306	$285	$506

Taxes paid	15,736	39,158	42,811

22.	Segmented information

HudBay is a Canadian diversified mining company. When making decisions on expansions, opening or closing mines, as well as day-to-day operations, management evaluates profitability by operating segment described below. Included in “HBMS” are the Company’s mines and metallurgical facilities in Manitoba, Saskatchewan, Michigan and Ontario. The HMI Nickel segment relates mainly to the Fenix nickel project. The “Other” segment consists of the Company’s Balmat operations, now on care and maintenance, and the HudBay Michigan subsidiary. Accounting policies for all segments are the same as those described in note 2.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

	2010
	HBMS	HMI Nickel	Other	Corporate activities	Total
Revenue from external customers	$778,818	$—	$—	$—	$778,818
Operating	432,414	11,271	7,321	100	451,106
Depreciation and amortization	103,018	129	—	252	103,399
Other expense[1]	20,383	661	558	25,870	47,472

Earnings (loss) before the following:	223,003	(12,061)	(7,879)	(26,222)	176,841
Exploration	(16,076)	(1,683)	(11,731)	(332)	(29,822)
Other income (expense)	1,192	(9)	—	4,748	5,931

Earnings (loss) before interest and taxes	208,119	(13,753)	(19,610)	(21,806)	152,950

Interest income					5,155
Tax expense					(88,067)

Net earnings					70,038

Total assets[2]	710,319	379,774	9,056	1,073,937	2,173,086

Property, plant and equipment [2]	515,953	373,839	16,489	625	906,906

Additions to property, plant and equipment [3]	160,107	2,421	4,985	129	167,642

	2009
	HBMS	HMI Nickel	Other	Corporate Activities	Total
Revenue from external customers	$719,253	$236	$1,233	$—	$720,722
Operating	490,903	8,329	7,043	—	506,275
Depreciation and amortization	100,354	175	—	202	100,731
Other expenses[1]	23,690	2,234	825	44,359	71,108

Earnings (loss) before the following:	104,306	(10,502)	(6,635)	(44,561)	42,608
Exploration	(4,341)	(205)	(2,833)	(230)	(7,609)
Other income (expenses)	(309)	—	2,206	99,981	101,878
	—	—	—	—	—

Earnings (loss) before interest and tax	99,656	(10,707)	(7,262)	55,190	136,877

Interest income					4,591
Tax expense					(28,988)

Net earnings					112,480

Total assets [2]	504,584	388,450	5,446	1,134,206	2,032,686

Property, plant and equipment [2]	440,585	376,028	1,328	693	818,634

Additions to property, plant and equipment [3]	85,267	11,341	3,211	267	99,948

[1]	Includes foreign exchange gains and losses, which fluctuate from period to period.
[2]	Total assets do not reflect intercompany balances, which have been eliminated on consolidation.
[3]	Represents cash additions to property, plant and equipment. For non-cash additions, see note 21.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

The Company’s revenue by significant product types:

	2010	2009	2008

Copper	$380,847	$354,196	$553,304
Zinc	178,275	172,846	176,785
Gold	103,631	103,034	93,872
Silver	20,807	35,538	27,595
Other	108,153	60,750	149,769
Less: treatment and refining charges	(12,895)	(5,642)	(19,431)

	$778,818	$720,722	$981,894

The above revenues include revenues from the sale of metal produced from purchase of concentrates of:

	2010	2009	2008

Copper	$305	$56,755	$143,032
Zinc	46,266	58,604	15,770
Gold	—	389	777
Silver	—	17,497	13,664

23.	Interest and other income

	2010	2009	2008

Interest income	$6,120	$4,745	$27,174
Interest and financing expense	(965)	(154)	(957)
Gain on disposal of AFS investments	2,124	100,217	—
Other income	1,044	2,578	—

	$8,323	$107,386	$26,217

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

24.	Subsequent Event

On January 10, 2011, the Company announced that it had entered into an agreement to acquire all of the outstanding common shares of Norsemont Mining Inc. (“Norsemont”). Norsemont is a Canadian mineral exploration and development company focused on its wholly-owned Constancia copper project in southern Peru. Holders of Norsemont shares were given the ability to elect, on an individual basis, to receive 0.2617 shares of HudBay and $0.001 in cash, $4.50 in cash, or a combination of cash and HudBay shares, subject to proration necessary to effect maximum aggregate cash consideration of $130 million.

On March 1, 2011, the Company acquired 104,635,351 common shares of Norsemont through the issuance of approximately 20.5 million of HudBay’s common shares, valued at approximately $347,000 using the Company’s closing share price on the Toronto Stock Exchange of $16.94 on March 1, 2011, and the payment of $118,524 in cash. As a result, the Company owns approximately 91% of Norsemont’s issued and outstanding shares (calculated on a fully-diluted basis). The Company intends to proceed with a compulsory acquisition transaction to acquire the remaining shares of Norsemont that it does not already own or subsequently acquire before the expiry of HudBay’s take-over bid. The Company is determining the effect of this acquisition on its consolidated financial statements.

25.	Reconciliation to United States Generally Accepted Accounting Principles

HudBay prepares its consolidated financial statements in accordance with Canadian GAAP, which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

The following is the reconciliation for balance sheet items:

Consolidated summarized balance sheets
	2010	2009

Total assets under Canadian GAAP	$2,173,086	$2,032,686
Adjustments for:
Capitalization of exploration costs (net of investment tax credits (j)) (a)	(88,413)	(32,779)
Depreciation and amortization (b)	4,219	(7,509)
Capitalization of start-up costs (c)	(7,568)	(1,924)
Pension (d)	310	353
Tax effect of US GAAP adjustments (g)	11,405	4,629

Total assets under US GAAP	$2,093,039	$1,995,456

Total liabilities under Canadian GAAP	$424,105	$332,897
Adjustments for:
Pension (d)	21,601	1,214
Other employee future benefits (d)	19,257	3,988
Tax effect of US GAAP adjustments (g)	(30,380)	(11,596)

Total liabilities under US GAAP	$434,583	$326,503

	2010	2009

Total equity under Canadian GAAP	$1,748,981	$1,699,789
Adjustments for:
Capitalization of exploration costs (a)	(91,311)	(35,555)
Depreciation and amortization (b)	4,219	(7,509)
Capitalization of start-up costs (c)	(7,568)	(1,924)
Pension (d)	(21,290)	(861)
Other employee future benefits (d)	(19,257)	(3,988)
Investment tax credits (j)	2,898	2,776
Tax effect of US GAAP adjustments (g)	41,785	16,225

Total equity under US GAAP	$1,658,457	$1,668,953

Balances in the equity section under US GAAP are as follows:

	2010	2009
Common shares	$665,960	$680,588
Additional paid in capital	22,348	24,736
Retained earnings	953,326	960,218
Accumulated other comprehensive income	7,120	2,106

	1,648,754	1,667,648
Non-controlling interests	9,702	1,305

Total equity under US GAAP	$1,658,456	$1,668,953

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

The following is the reconciliation for statement of earnings items:

Consolidated summarized statements of earnings
	2010	2009	2008

Net earnings, under Canadian GAAP	$70,038	$112,480	$72,480

Adjustments for:
Capitalization of exploration costs (a)	(55,756)	(20,810)	(14,745)
Depreciation and amortization (b)	11,728	4,106	(4,163)
Capitalization of start-up costs (c)	(5,644)	(1,924)	—
Investment tax credits (j)	122	1,250	1,526
Stock-based compensation (f)	(124)	172	(534)
Tax on share issue costs (e)	362	(2,141)	34
Tax effect of US GAAP adjustments (g)	20,098	9,288	4,637

Net earnings	$40,824	$102,421	$59,235

Net earnings attributable to:
Shareholders of the Company	$43,771	$102,381	$59,702
Non-controlling interests	(2,947)	40	(467)

Net earnings	$40,824	$102,421	$59,235

Earnings per share under US GAAP
Basic	$0.29	$0.66	$0.44
Diluted	$0.29	$0.66	$0.44

Weighted average number of common shares outstanding:
Basic	150,636,835	153,460,823	135,902,627
Diluted	151,336,399	154,067,282	136,713,080

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

The statements of comprehensive income for the years ended December 31, 2010, 2009 and 2008 under US GAAP are as follows:

Consolidated summarized statements of comprehensive income
	2010	2009	2008

Net earnings under US GAAP	$40,824	$102,421	$59,235

Other comprehensive income (loss), net of tax:
Cash flow hedges:
Effective portion of gains/losses	7,524	(9,038)	19,314
Reclassed to earnings	(3,266)	(8,012)	(843)
Tax effect	(1,239)	5,123	(6,099)
Available-for-sale investments:
Gains/losses	38,464	139,016	(28,680)
Reclassed to earnings	(2,163)	(99,908)	3,196
Tax effect	(4,068)	(2,379)	(7)
Currency translation adjustments
Gains/losses	—	(36)	291
Tax effect	—	13	(105)
Other employee future benefits	(15,269)	(3,234)	6,696
Pension	(20,430)	(28,618)	20,178
Tax effect	5,461	8,671	(6,336)

	5,014	1,598	7,605

Comprehensive income	$45,838	$104,019	$66,840

Comprehensive income attributable to:
Shareholders of the Company	$48,785	$103,979	$67,307
Non-controlling interests	(2,947)	40	(467)

Comprehensive income	$45,838	$104,019	$66,840

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

Cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2010 and 2009 under US GAAP are as follows:

Consolidated statements of cash flows
	2010	2009	2008

Operating activities under Canadian GAAP	$255,590	$106,194	$246,706
Adjustments for:
Capitalization of exploration costs (a)	(55,756)	(20,810)	(14,745)
Capitalization of start-up costs (c)	(5,644)	(1,924)	—
Investment tax credits (j)	122	1,250	1,526

Operating activities under US GAAP	194,312	84,710	233,487

Investing activities under Canadian GAAP	(162,275)	564,209	(733,325)
Adjustments for:
Capitalization of exploration costs (a)	55,756	20,810	14,745
Capitalization of start-up costs (c)	5,644	1,924	—
Investment tax credits (j)	(122)	(1,250)	(1,526)

Investing activities under US GAAP	(100,997)	585,693	(720,106)

Financing activities under Canadian GAAP	(75,610)	118	(64,639)

Financing activities under US GAAP	(75,610)	118	(64,639)

a)	Capitalization of exploration costs

Under U.S. GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized. Under Canadian GAAP, the Company capitalized costs relating to the Lalor project prior to completion of a definitive feasibility study.

b)	Depreciation and amortization

Under Canadian GAAP, the Company’s amortization of capitalized mine development costs using the unit-of-production method is calculated using historical costs plus estimated future development costs required to access proven and probable reserves, amortized over the related proven and probable tonnes of ore reserves. For US GAAP purposes, amortization of capitalized mine development costs is calculated using historical capitalized costs incurred. Mine development costs that benefit the entire mine life are amortized over proven and probable reserves; however, the remainder of the mine development costs are amortized over the currently accessible proven and probable reserves to which these costs relate.

c)	Capitalization of start-up costs

Under US GAAP, deferral and amortization of start-up costs is prohibited and therefore such costs are expensed as incurred. Under Canadian GAAP, the Company deferred certain costs related to the re-start of the Chisel North mine.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

d)	Pension and other employee future benefits plans

HudBay has adopted Statement of Financial Accounting Standards (“SFAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans: an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective in 2006 for US GAAP purposes, as identified in Accounting Standard Codification (“ASC”) Topic 715 “Compensation - Retirement Benefits”. This standard requires recognition of the funded status of each defined benefit and other post-retirement benefit plan on the balance sheet. To achieve this, the Standard first required a one-time adjustment to accumulated other comprehensive income (“AOCI”) as at December 31, 2006 such that all amounts not yet recognized in net periodic pension cost were recognized in AOCI. It also requires other comprehensive income (“OCI”) in subsequent periods to include prior service (costs) credits and gains (losses) arising in subsequent periods, net of amounts amortized from accumulated other comprehensive income into net periodic pension cost. Under Canadian GAAP, prior service (costs) credits and actuarial gains (losses) are not recognized in OCI and are amortized to earnings. Expense amounts for HudBay’s pension and other employee benefits plans continue to be identical under Canadian and US GAAP.

The Company’s US GAAP adjustments for pension included one-time adjustments to AOCI upon adoption of this standard, consisting of an increase of $1,609 related to its pension plans and a decrease of $11,648 related to other employee future benefits plans, as well as adjustments to recognize prior service (costs) credits and actuarial gains (losses) arising during the year in OCI for pension and other employee future benefit plans.

The following summarizes the additional disclosures required and different pension-related amounts recognized or disclosed in the Company’s accounts under United States GAAP:

	2010	2009	2008

Costs arising in the year:
Service cost	$6,603	$6,021	$8,310
Interest cost	17,075	16,782	14,505
Expected return on plan assets	(15,413)	(15,316)	(15,659)
Plan amendments/prior service cost	2,619	2,618	4,107
Actuarial loss (gain)	16	(1,055)	(342)

Net periodic pension cost before termination benefits	10,900	9,050	10,921
Special termination benefits	510	3,050	—

Defined benefit net periodic pension cost	11,410	12,100	10,921
Defined contribution net periodic pension cost	637	666	1,247

Net periodic pension cost under United States GAAP	12,047	12,766	12,168

Net periodic pension cost under Canadian GAAP	12,047	12,766	12,168

Net periodic pension cost difference	$—	$—	$—

Accrued benefit liability under Canadian GAAP	(18,887)	(28,963)	(45,816)
Accrued other comprehensive loss under United States GAAP, on a pre-tax basis	(21,291)	(861)	27,758
Net amount recognized in the consolidated balance sheets under United States GAAP	(40,177)	(29,823)	(18,058)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

The following summarizes the additional disclosures required and different other employee future benefit-related amounts recognized or disclosed in the Company’s accounts under United States GAAP:

	2010	2009	2008

Costs arising in the year:
Service cost	$2,610	$3,163	$2,282
Interest cost	5,753	5,326	4,352
Actuarial loss (gain)	—	—	—

Net periodic other employee future benefit cost under United States GAAP	8,363	8,489	6,634
Net periodic other employee future benefit cost under CICA 3461	8,363	8,489	6,634

Net periodic other employee future benefit cost difference	$—	$—	$—

Accrued benefit liability under Canadian GAAP	(88,788)	(82,973)	(76,797)
Accumulated other comprehensive loss under United States GAAP, on a pre-tax basis	(19,257)	(3,988)	(754)
Net amount recognized in the consolidated balance sheets under United States GAAP	(108,045)	(86,961)	(77,551)

e)	Tax on share issue costs

Under US GAAP, tax benefits associated with share issue costs are recorded as a capital transaction when recognized in subsequent periods. Under Canadian GAAP, the Company recognizes in similiar circumstances the tax benefit related to future tax deductions associated with share issue costs in earnings. The Company has recorded a US GAAP adjustment to reclassify such tax benefits from earnings to share capital.

f)	Stock-based compensation

The Company adopted ASC Topic 718 “Compensation - Stock Compensation” effective January 1, 2006. The adoption of ASC Topic 718 did not result in a material change in the Company’s accounting for share based payments.

Under ASC Topic 718, entities are required to estimate the number of instruments for which requisite service is expected to be rendered and adjust the fair value to reflect estimated forfeitures at the date an option is granted. Under Canadian GAAP, the Company’s policy is to accrue stock-based compensation expense as if all instruments granted were expected to vest and recognize the effect of actual forfeitures as they occur. The Company has recorded US GAAP adjustments to reflect the effect of estimating forfeitures.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

g)	Tax effect of US GAAP adjustments

Accounting for income taxes under Canadian and US GAAP is similar, except that income tax rates of enacted or substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP, whereas only income tax rates of enacted tax law can be used under US GAAP. In the periods presented there was no difference in tax rates. The Company has recorded tax effects of all US GAAP adjustments as appropriate.

h)	Stated capital reduction

Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 2004, is not permitted by US GAAP and would result in an increase in share capital and a decrease in retained earnings of $21,979. This US GAAP adjustment did not result in an overall change to equity.

i)	Accounting for uncertainty in income taxes

Under US GAAP, effective January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board (“FASB”) Interpretation 48 (“FIN 48”) “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”, as identified in ASC 740. This interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also prescribes a recognition threshold and a measurement methodology for a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The adoption of ASC 740 did not affect the Company’s consolidated financial position, results from operations or cash flows. In the event that the Company recognizes interest accrued related to unrecognized tax benefits, it will be recorded in interest expense. Any penalties will be recorded in general and administrative expense.

j)	Investment tax credits

Under US GAAP, investment tax credits are recorded as a reduction of income tax expense. Under Canadian GAAP, the Company records investment tax credits as a reduction of capitalized exploration expenses or exploration costs in the statement of earnings. The Company has recorded a US GAAP adjustment to reclassify the investment tax credits from capitalized exploration expenses or exploration costs to income tax expense.

k)	Exploration expenses

Under US GAAP, exploration expenses would have been included in “earnings before the following” in the consolidated statement of earnings.

l)	United States accounting pronouncements adopted effective January 1, 2009:

i)	Financial Instruments

In the second quarter of 2009, the Company adopted the provisions of ASC paragraph 820-10-65-4 (formerly FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”) and ASC paragraph 320-10-65-1 (formerly FSP FAS 115-2, “Recognition and Presentation of Other-Than-Temporary Impairments”). The adoption of these standards did not have a material impact on the Company’s consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

ii)	Subsequent events

The Company adopted the provisions of ASC Section 855-10-25 (formerly SFAS No. 165 “Subsequent Events”) effective for the quarter ended June 30, 2009. The adoption did not have a material impact on the Company’s consolidated financial statements.

iii)	Fair Value measurements

Effective January 1, 2009, the Company adopted ASC Subtopic 820-20 (formerly FSP FAS157-2 “Effective Date of FASB Statement No. 157”), which delayed the effective date of ASC 820 for non-financial assets or liabilities that are not required or permitted to be measured at fair value on a recurring basis to fiscal 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

iv)	Business combinations and non-controlling interests

The Company adopted prospectively the provisions outlined in ASC 805 “Business Combinations” and ASC Subtopic 810-10 “Non-controlling Interests in Consolidated Financial Statements” for all business combinations with an acquisition date on or after January 1, 2009. The adoption of this standard did not have an impact on the Company as there were no business combinations completed since January 1, 2009.

v)	Disclosures about derivative instruments and hedging activities

Effective January 1, 2009, the Company prospectively adopted the provisions of ASC Subtopic 815-10 (formerly SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133”). There were no additional disclosures required upon adoption of ASC Subtopic 815-10 that were not already incorporated into the Company’s Canadian GAAP financial statement disclosures for the year ended December 31, 2009. The adoption of ASC Subtopic 815-10 did not affect the Company’s accounting for derivative financial instruments.

vi)	Determination of the useful life of intangible assets

Effective January 1, 2009, the Company prospectively adopted ASC Subtopic 350-30 (formerly FSP 142-3, “Determination of the Useful Life of Intangible Assets”), which did not have an impact on the consolidated financial statements.

vii)	Determining whether an instrument (or embedded feature) is indexed to an entity’s common stock

Effective January 1, 2009, the Company adopted ASC Subtopic 815-40 (formerly EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”), which did not have an impact on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

viii)	Accounting for convertible debt instruments that may be settled in cash upon conversion

Effective January 1, 2009, the Company applied, on a retrospective basis, the provisions outlined in ASC Subtopic 470-20 (formerly FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Settlement)”). The adoption of this FSP did not have an impact on the Company’s financial reporting.

ix)	Non-controlling interests in consolidated financial statements

Effective January 1, 2009, the Company adopted ASC Subtopic 810-10 (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51). ASC Subtopic 810-10 requires an entity to clearly identify and present ownership interests in subsidiaries held by parties other than the entity in the consolidated financial statements within the equity section but separate from the entity’s equity. It also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. The presentation and disclosure requirements of ASC Subtopic 810-10 were applied retrospectively. The adoption of ASC Subtopic 810-10 had no impact on the consolidated financial statements other than the change in presentation of previously reported line items of non-controlling interests.

m)	Recently issued accounting pronouncements

i)	ASC

In July 2009, FASB’s ASC became the single official source of authoritative, non-governmental GAAP in the United States. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission (the “SEC”). This guidance is effective for interim and annual periods ending after September 15, 2009. The Company’s accounting policies are not affected by the conversion to the ASC. However, references to specific standards have been changed to refer to the appropriate sections of the ASC.

ii)	Variable interest entities

In June 2009, the FASB issued Accounting Standards Update 2009-17 “Amendments to FASB Interpretation No. 46(R)” (“ASU 2009-17”) (subsequently codified in ASC Topic 810). ASU 2009-17 is intended to address: the effects on certain provisions of ASC Subtopic 810-10 (formerly FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”), as a result of the elimination of the qualifying special-purpose entity concept in Accounting Standards Update 2009-16 “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140” (“ASU 2009-16”); and concerns about the application of certain key provisions of ASC Subtopic 810-10, including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. ASU 2009-17 was effective at the start of a Company’s first fiscal year beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar year basis.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2010, 2009 and 2008

The adoption of ASU 2009-17 did not have an impact on the Company’s financial reporting.

iii)	Accounting for transfers of financial assets

In June 2009, the FASB issued ASU 2009-16. ASU 2009-16 amends ASC Topic 860 (formerly SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”), by: eliminating the concept of a qualifying special purpose entity; clarifying and amending the derecognition criteria for a transfer to be accounted for as a sale; amending and clarifying the unit of accounting for sale accounting; and requiring that a transferor initially measure at fair value and recognize all assets obtained and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. ASU 2009-16 was effective at the start of a company’s first fiscal years beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar year basis. The adoption of ASU 2009-16 did not have an impact on the Company’s financial reporting.